Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 2, 2007, by and among FROZEN, LLC, a Delaware limited liability company, HOCKEY PARENT INC., a Delaware corporation (together with FROZEN, LLC, the “Parents”); HOCKEY MERGERSUB, INC., a Delaware corporation and a wholly-owned subsidiary of the Parents (“Merger Sub”); and REDDY ICE HOLDINGS, INC., a Delaware corporation (the “Company”).  Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.            The Board of the Company, acting upon the unanimous recommendation of a special committee consisting solely of non-management independent directors (the “Special Committee”) thereof has determined that it is advisable and fair to, and in the best interests of its stockholders, that Merger Sub merge with and into the Company, with the Company surviving (the “Merger”).

B.            The Board of the Company, acting upon the recommendation of the Special Committee, unanimously has approved the acquisition of the Company by the Parents, the execution of this Agreement and the consummation of this Transactions contemplated hereby, and unanimously has adopted and resolved to recommend that the Company’s stockholders adopt the plan of merger contained in this Agreement in accordance with the requirements of the Delaware General Corporation Law (the “DGCL”) and upon the terms and conditions set forth in this Agreement.

C.            The Boards of the Parents, Merger Sub and the Company have each duly approved this Agreement and the Merger, all in accordance with the DGCL and, in each case, upon the terms and conditions set forth in this Agreement.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

1.             DESCRIPTION OF TRANSACTION

1.1.         Merger of Merger Sub into the Company.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease.  The Company will continue as the surviving corporation in the Merger and a wholly-owned subsidiary of the Parents (the “Surviving Corporation”).

1.2.         Effects of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.3.         Closing; Effective Time.  The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 153 East 53rd Street, New York, New York 10022 at 9:00 a.m., local time, on a date to be designated by the Company (the “Closing Date”), which shall be no later than the second Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6 and 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another date, time or place is mutually agreed in writing by the Company and the Parents; provided, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Section 6 and Section 7, the Closing shall not occur until the earliest of (a) a date during the Marketing Period specified by the Parents on no less than five Business Days’ prior notice to the Company, (b) the final day of the Marketing Period and (c) the Business Day prior to the End Date.  Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, the parties hereto shall deliver to and file with the Secretary of State of the State of Delaware such certificate of merger in accordance with the DGCL.  The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware, or at such later time as may be mutually agreed in writing by the Company and the Parents and specified in the certificate of merger (the “Effective Time”).

1.4.         Certificate of Incorporation and Bylaws; Directors and Officers.  Unless otherwise determined by the Parents prior to the Effective Time:

(a)           the Certificate of Incorporation of the Surviving Corporation shall be amended and restated at the Effective Time to conform to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “REDDY ICE HOLDINGS, INC.”;

(b)           the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time;

(c)           the directors of the Surviving Corporation immediately after the Effective Time shall be the individuals who are directors of Merger Sub immediately prior to the Effective Time until the earliest of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be; and

(d)           the officers of the Surviving Corporation immediately after the Effective Time shall be the individuals who are officers of the Company immediately prior to the Effective Time until the earliest of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

1.5.         Conversion of Securities.  At the Effective Time, except as otherwise may be agreed between the Parents and any Company Common Stockholder(s), by virtue of the Merger and without any further action on the part of the Parents, Merger Sub, the Company or any stockholder of the Company:

(a)           each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock” and such shares, “Shares”) issued and outstanding immediately prior to the Effective Time, whether or not then vested (other than any Shares to be canceled pursuant to Section 1.5(b) and any Dissenting Shares) shall be canceled and shall be converted automatically into the right to receive from the Surviving Corporation $31.25 in cash, without interest (the “Per Share Merger Consideration”).  All Shares that have been converted into the right to receive the Per Share Merger Consideration as provided in this Section 1.5 shall be automatically canceled and retired and shall cease to exist, and the holders of certificates which immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Per Share Merger Consideration;

(b)           each Share held in the treasury of the Company or owned or held by any Company Subsidiary and each Share that is owned by the Parents, Merger Sub or any other wholly owned Subsidiary of the Parents immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(c)           each share of common stock, $0.01 par value per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation, and shall thereupon constitute all of the issued and outstanding shares of the Surviving Corporation.

1.6.         Company RSUs.

(a)           At the Effective Time, each Company RSU that is then outstanding under the Company’s 2005 Long Term Incentive and Share Award Plan, as amended (the “2005 Plan”) shall immediately vest and be converted into a right to receive the Per Share Merger Consideration, subject to any applicable withholding Taxes pursuant to Section 1.9(d).

(b)           The Company shall take any actions reasonably necessary to effectuate the foregoing provisions of this Section 1.6; it being understood that the intention of the parties is that following the Effective Time no holder of Company RSUs or any participant in any other Plan or other employee benefit arrangement of the Company shall have any right thereunder to acquire any Shares or other capital stock (including any “phantom” stock or stock appreciation right) of the Company, or the Surviving Corporation or any of their Subsidiaries.

1.7.         Adjustment.  If, between the date of this Agreement and the Effective Time, there is a recapitalization, reclassification, stock split, stock dividend, subdivision, combination or exchange of shares with respect to, or rights issued in respect of, the Company Common Stock (each, an “Adjustment”), the Per Share Merger Consideration shall be adjusted accordingly, without duplication, to provide the holders of Shares with the same economic effect as contemplated by this Agreement prior to such Adjustment.

1.8.         Closing of the Company’s Transfer Books.  All Per Share Merger Consideration paid upon the surrender of Shares (or affidavits of loss in lieu thereof) in accordance with the terms of this Agreement shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares.  At the Effective Time:  (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, and each certificate representing any such Company Common Stock (a “Company Stock Certificate”) shall thereafter represent the right to receive the consideration referred to in Section 1.5(a) (or, if applicable, Section 1.9) until surrendered in accordance with Section 1.8; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time.  No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time.  If, after the Effective Time, a Company Stock Certificate is presented to the Payment Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and exchanged for the Per Share Merger Consideration as provided in Section 1.8.

1.9.         Exchange of Certificates and Company RSUs.

(a)           Prior to the Effective Time, the Parents shall select a reputable bank or trust company reasonably acceptable to the Company to act as payment agent in the Merger (the “Payment Agent”).  On or immediately following the Effective Time, the Parents shall or shall cause the Surviving Corporation to deposit with the Payment Agent cash in the amount of the aggregate amount of the Per Share Merger Consideration payable to all holders of Company Common Stock and Company RSUs hereunder.  Such amount shall be invested by the Payment Agent as directed by the Parents; provided that (i) any such investment shall be in obligations of or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively, and (ii) no gain or loss on any such investment shall affect the Per Share Merger Consideration payable to holders of Company Common Stock or Company RSUs hereunder and following any losses the Parents shall promptly provide additional funds to the Payment Agent for the benefit of the stockholders of the Company and holders of such Company RSUs in the amount of any such losses.  Any interest or income produced by such investments will be payable to the Surviving Corporation or the Parents, as the Parents direct.  As soon as reasonably practicable after the Effective Time, but in no event later than three (3) Business Days after the  Effective Time, the Payment Agent shall mail (x) to the record holders of Company Common Stock and Company RSUs:  (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates shall pass, only upon delivery of the certificates (or the making of affidavits of loss in lieu thereof) to the Paying Agent and shall be in a form and have such other customary provisions as the Parents and the Company may reasonably agree), and (ii) instructions for use in effecting the surrender of Company Stock Certificates and agreements evidencing Company RSUs (“Company RSU Agreements”) in exchange for the Per Share Merger Consideration payable in accordance with Section 1.5(a) or 1.6(a), as applicable.  Upon surrender of a Company Stock Certificate or Company RSU Agreement to the Payment Agent for payment, together with a duly executed letter of transmittal, the holder of such Company Stock Certificate or Company RSU Agreement shall be entitled to receive in exchange therefor, the consideration set forth in Section 1.5(a) or 1.6(a), as applicable with respect to the Company Common Stock evidenced by such Company Stock Certificate or the Company RSU evidenced by such Company RSU Agreement, as applicable, and the Company Stock Certificate so surrendered shall forthwith shall automatically be cancelled and the Company RSU Agreement so surrendered shall automatically be terminated.  If any Company Stock Certificate or Company RSU Agreement shall have been lost, stolen or destroyed, Payment Agent or the Parents may, as a condition to the payment of the Per Share Merger Consideration with respect thereto, require the owner of such Company Stock Certificate or Company RSU to provide an appropriate affidavit, indemnity, surety bond or other documentation reasonably satisfactory to the Parents.

(b)           Any portion of the cash amounts that are held by the Payment Agent pursuant to Section 1.9(a) and remain undistributed to holders of Company Stock Certificates or Company RSUs as of the first anniversary of the date on which the Merger becomes effective shall be delivered to the Parents upon demand, and any holders of Company Stock Certificates or Company RSUs who have not theretofore surrendered their Company Stock Certificates or Company RSU Agreements in accordance with this Section 1.9 shall thereafter look only to the Surviving Corporation for satisfaction of their claims for the cash amounts payable in accordance with Section 1.5(a) or 1.6(a), as applicable, without interest.

(c)           None of the Parents, Merger Sub or the Surviving Corporation shall be liable to any Person with respect to any cash amounts properly delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

(d)           The Surviving Corporation, the Payment Agent and the Parents will be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Company Common Stock and any Company RSUs any amounts as are required to be deducted and withheld under the Code or any other applicable Law.  Any withheld amounts will be treated for all purposes under this Agreement as having been paid to the applicable holder of Company Common Stock or Company RSUs, as applicable.

1.10.       Appraisal Rights.

(a)           Notwithstanding any other provision of this Agreement to the contrary, to the extent that holders thereof are entitled to appraisal rights under Section 262 of the DGCL, shares of Company Common Stock that have not been voted in favor of (or consented to) adoption of this Agreement, and with respect to which a demand for payment and appraisal has been properly made and perfected in accordance with Section 262 of the DGCL (the “Dissenting Shares”), shall not be converted into or represent the right to receive the Per Share Merger Consideration in accordance with Section 1.5(a), but shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the DGCL; provided that if a holder of Dissenting Shares (a “Dissenting Stockholder”) shall have failed to perfect or withdraws or loses such holder’s right to payment and appraisal or becomes ineligible for such payment and appraisal then such holder’s Dissenting Shares shall thereupon cease to be Dissenting Shares and shall be deemed to have automatically been converted as of the Effective Time into the right to receive the Per Share Merger Consideration in accordance with Section 1.5(a).

(b)           The Company shall give the Parents (i) prompt written notice of any written demands for dissenters’ rights of any Company Common Stock, attempted withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company which relate to rights to be paid “fair value” for Dissenting Shares, as provided in Section 262 of the DGCL and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to demands for dissenters’ rights under the DGCL.  The Company shall not, except with the prior written consent of the Parents (which shall not be unreasonably withheld or delayed), make or agree to make any payment with respect to any demands for dissenters’ rights or offer to settle or settle or approve any withdrawals of any such demands.

1.11.       Further Action.  If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further action is necessary or desirable to carry out the purposes of this Agreement or to vest, perfect or confirm the Surviving Corporation with full right, title, interest in and possession of and to all rights, privileges, powers, franchises, assets and property of Merger Sub and the Company, the Surviving Corporation and its directors and officers (including Board members, as applicable) shall take such action, so long as such action is not inconsistent with this Agreement.

2.             REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Parents and Merger Sub as follows, except (i) as set forth in the Disclosure Schedule (which is arranged in parts corresponding to the numbered sections and subsections contained in the Agreement, provided that the disclosures in any part of the Disclosure Schedule shall qualify other sections in the Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections) or (ii) as disclosed in the Company SEC Documents filed or furnished on or after December 31, 2006 and prior to the date hereof (other than disclosures referred to in sections entitled “Risk Factors” in such Company SEC Documents or any forward-looking statements contained in such Company SEC Documents); provided that, in no event shall any disclosure in any Company SEC Document qualify or limit the representations and warranties of the Company set forth in Sections 2.3, 2.4(a), the last sentence of Section 2.5, Sections 2.13(g), 2.19, 2.20, 2.21, 2.22, 2.23, or 2.24 of this Agreement:

2.1.         Due Organization; Qualification; Subsidiaries.

(a)           The Company and each Company Subsidiary is a corporation or other form of entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all necessary power and authority to own, lease and operate its properties and assets and to conduct its business in the manner in which its business is currently being conducted.

(b)           The Company and each Company Subsidiary is duly qualified to do business as a foreign corporation, and is in good standing, under the Laws of all states where the nature of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect.

(c)           Other than with respect to the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock of or other equity interest in any corporation, limited liability company, partnership, joint venture or other business association or entity, other than marketable securities.

(d)           Each Company Subsidiary is, directly or indirectly, a wholly owned subsidiary of the Company, and there are no issued and outstanding options, warrants, calls, subscriptions or other commitments or rights of any nature (including conversion rights, exchange rights, stock appreciation rights, or subscription rights convertible into or exercisable or exchangeable) for capital stock of or other equity interests in any Company Subsidiary.  The authorized capital stock of or other equity interests in each Company Subsidiary and the issued and outstanding shares of such capital stock or other equity interest as of the date of this Agreement are reflected in Part 2.1(d) of the Disclosure Schedule.  All such outstanding shares (i) are duly authorized, validly issued, fully paid and non-assessable, (ii) are free of any Liens and (iii) were not issued in violation of any preemptive rights or rights of first refusal created by statute, the certificate of incorporation or bylaws or other equivalent organizational document (collectively, “Organizational Documents”) of any Company Subsidiary or any agreement to which the Company or any Company Subsidiary is a party or by which it is bound.

2.2.         Certificate of Incorporation and Bylaws.  The Company has delivered or otherwise made available to the Parents or their counsel true, correct and complete copies of the Organizational Documents of the Company and of each Company Subsidiary, as amended and currently in force.  All records of ownership of the capital stock of or other equity interest in the Company and each Company Subsidiary, and all minute books and similar records of the Company and each Company Subsidiary from and after such entity’s date of formation have been furnished for inspection by the Parents and their Representatives.  Said records accurately reflect all transactions in the capital stock of or equity interest in the Company Subsidiaries from and after such date, and the current ownership thereof.  The minute books and similar records contain true, correct and complete copies of all resolutions adopted by the stockholders and the Boards of the Company and the Company Subsidiaries and any other action formally taken by them from and after such date.  Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its Organizational Documents.

2.3.         Capitalization, Etc.  The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 25,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”) of which 21,809,395 shares of Company Common Stock and no shares of Company Preferred Stock were issued and outstanding as of the date of this Agreement.  All outstanding shares of Company Common Stock (i) are duly authorized, validly issued, fully paid and non-assessable, (ii) are free of any Liens and pre-emptive or similar rights, and (iii) were not issued in material violation of any preemptive rights or rights of first refusal created by statute, the certificate of incorporation or bylaws of the Company or any agreement to which the Company is a party or by which it is bound.  As of the date of this Agreement, there were (i) 1,068,325 shares of Company Common Stock reserved for issuance under the 2005 Plan, of which 545,250 shares of Company Common Stock were subject to outstanding Company RSUs and 523,075 shares of Company Common Stock were reserved for future Company RSU grants and (ii) 57,883 shares of Company Common Stock reserved for issuance under the 2003 Plan, none of which were subject to outstanding options.  The Company has delivered to the Parents or their Representatives (or made available in a data room) true and complete copies of the 2005 Plan and each form of agreement evidencing each award thereunder.  Except for the rights created pursuant to this Agreement and the Company RSUs, there are no options, warrants, calls, rights, commitments or agreements that are outstanding to which the Company is a party or by which it is bound, obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Company Common Stock or other capital stock of or equity interests in the Company or the Company Subsidiaries or obligating the Company to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any option, warrant, call, right, commitment or agreement regarding shares of Company Common Stock or other capital stock of or equity interests in the Company or the Company Subsidiaries.  All shares of Company Common Stock issuable upon exercise of the restricted share units described in this Section 2.3 will be, when issued pursuant to the terms of such restricted share units, duly authorized, validly issued, fully paid and nonassessable.  There are no other contracts, commitments or agreements relating to the voting, purchase or sale of Company Common Stock between or among the Company and any of its stockholders.    To the Company’s knowledge, there are no voting trusts, proxies, shareholder rights plans or other arrangements relating to the issuance, sale, voting, transfer, ownership or other rights with respect to any shares of capital stock of the Company.  There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company’s shareholders may vote.

2.4.         SEC Filings; Reports and Financial Statements.

(a)           The Company has timely filed all forms, statements, documents and reports required to be filed by it with the Securities and Exchange Commission (the “SEC”) since August 4, 2005 (the “Company SEC Documents”).  As of their respective filing dates, or, if amended, as the date of the last such amendment, the Company SEC Documents complied when filed in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state or incorporate by reference any material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  No Subsidiary of the Company is required to file any form or report with the SEC.

(b)           The Company has been, since August 12, 2005, and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder, and (ii) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(c)           The Company has delivered or otherwise made available to the Parents or their Representatives (i) the Company’s audited consolidated balance sheets as of December 31, 2006 and 2005 and the related statements of operations and cash flows for the three years in the period ended December 31, 2006 and (ii) the unaudited consolidated balance sheet as of March 31, 2007 (the “Unaudited Balance Sheet”) and the related statements of operations and cash flows of the Company for the three-month period ended March 31, 2007 (all of the foregoing financial statements of the Company and any notes thereto are hereinafter collectively referred to as the “Company Financial Statements”). The Company Financial Statements were prepared in accordance with GAAP applied on a consistent basis through the periods covered and fairly present in all material respects the financial condition of the Company

(on a consolidated basis) at the dates therein indicated and the results of operations of the Company (on a consolidated basis) for the periods therein specified in accordance with GAAP, except (i) as may be indicated in the footnotes to such financial statements and (ii) that the unaudited financial statements do not contain footnotes and are subject to normal year end adjustments.

(d)           The Company has made available to Purchaser true, correct and complete copies of all material written correspondence between the SEC, on the one hand, and the Company and any of its subsidiaries, on the other hand since January 1, 2006.  As of the date of this Agreement, there are no material outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Documents.  To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC comment.

2.5.         Absence of Certain Changes.  Between March 31, 2007  (the “Company Balance Sheet Date”) and the date of this Agreement, the Company and the Company Subsidiaries have conducted their business in the ordinary and usual course of business and  consistent with past practice, and there has not occurred (i) any acquisition, sale or transfer of any material asset of the Company or the Company Subsidiaries other than in the ordinary course of business; (ii) any amendment to the Organizational Documents of the Company or the Company Subsidiaries; (iii) any material increase in, or material modification of, the compensation or benefits payable by the Company or the Company Subsidiaries to any of their respective directors or officers (or Board members, as applicable), except in the ordinary course of business consistent with past practice; (iv) any declaration, setting aside or payment of a dividend or other distribution with respect to the Company’s capital stock or other equity interest or any redemption, repurchase or other acquisition of any of the Company’s capital stock or other equity interests; (v) any split, combination or reclassification of any of its capital stock or other equity interest or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interest; (vi) any material change in accounting methods, principles or practices used by the Company affecting its assets, liabilities or business, except insofar as may have been required by a change in GAAP; or (vi) any incurrence of indebtedness for borrowed money.  Between the Company Balance Sheet Date and the Effective Time, there has not been any event, change or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

2.6.         Internal Controls and Procedures.  The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the statements contained in such certifications were true and accurate as of the date they were made.  The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board (i) any material weaknesses known to the Company in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud known to the Company, whether or not material, that involves executive officers or employees who have a significant role in the Company’s internal controls over financial reporting.  Except as set forth in the Company SEC Documents, and as of the date of this Agreement, the Company has not identified any material weaknesses in the design or operation of its internal control over financial reporting.  There are no outstanding loans made by the Company or any Company Subsidiary to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

2.7.         No Undisclosed Liabilities.  Except (i) as reflected or reserved against the Unaudited Balance Sheet, (ii) for liabilities incurred pursuant to or in connection with the execution, delivery or performance of this Agreement, (iii) for liabilities and obligations incurred in the ordinary course of business since the date of the Unaudited Balance Sheet, and (iv) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business, as of the date of this Agreement, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and the Company Subsidiaries (or in the notes thereto), other than those which would not have, individually or in the aggregate, a Material Adverse Effect.

2.8.         Properties.

(a)           The Company and each Company Subsidiary has good and valid title to all of their material owned assets, including owned real property and all such assets (other than capitalized or operating leases) reflected in the Unaudited Balance Sheet (except for assets sold or otherwise disposed of since the date of the Unaudited Balance Sheet in the ordinary course of business).  All of said assets are owned by the Company or the Company Subsidiaries, as applicable, free and clear of all Liens and any and all third party rights and options, except for the following (collectively, “Permitted Encumbrances”):  (i) Liens for Taxes not yet due and payable, or that are being contested in good faith by appropriate proceedings and for which adequate reserves or accruals have been established in accordance with GAAP; (ii) mechanic’s, materialman’s or similar statutory Liens incurred in the ordinary course of business for amounts not yet due and payable or that are being contested in good faith by appropriate proceedings; (iii) encumbrances that do not materially impair the ownership, occupancy, operation or use of the assets to which they relate; (iv) Liens securing debt and capital leases that are reflected on the Unaudited Balance Sheet; (v) statutory or common law Liens to secure obligations to landlords, lessors or renters under leases or rental agreements; and (vi) licenses to Trademarks.

(b)           All Leases to which the Company or any of the Company Subsidiaries is a party and all amendments and modifications thereto are legal, valid, binding, and enforceable with respect to the Company and, to the knowledge of the Company, with respect to each other party thereto, and in full force and effect and have not been further modified or amended as of the date of this Agreement, and there exists no material breach or default under any such Lease by the Company or any Company Subsidiary, nor any event which with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary. The Company has made available to the Parents true and complete copies of all material Leases to which the Company or any of its Subsidiaries is a party.

(c)           Part 2.8(c) of the Disclosure Schedule sets forth a complete list of all material real property owned or leased by the Company or any Company Subsidiary.

2.9.         Intellectual Property.

(a)           The registered Trademarks (including applications for registration) owned by or licensed to the Company and currently used (or used at any time within the past twelve months) by the Company and the Company Subsidiaries are as listed in Part 2.9(a) of the Disclosure Schedule.  The unregistered Trademarks owned by or licensed to the Company currently used (or used at any time within the past twelve months) by the Company and the Company Subsidiaries and material to the businesses of the Company and the Company Subsidiaries are as listed in Part 2.9(a) of the Disclosure Schedule.  The Company and the Company Subsidiaries own or have a valid right to use all such Trademarks used in and material to the operation of their businesses as now being conducted (all such Trademarks owned by the Company and the Company Subsidiaries being the “Owned Trademarks” and all such Trademarks licensed to the Company and the Company Subsidiaries being the “Licensed Trademarks”), free and clear of all Liens.  The Owned Trademarks are not subject to any license, royalty or other agreements, and neither the Company nor any Company Subsidiary has granted any license (whether exclusive or non-exclusive) or agreed to pay or receive any royalty in respect to any) Owned Trademarks.  Neither the Company nor any Company Subsidiary has licensed others to use the Owned Trademarks or the Licensed Trademarks in any country outside the United States and, to the knowledge of the Company, the Owned Trademarks and Licensed Trademarks are not used by third-parties in connection with any similar business in any country outside the United States.

(b)           All registered Owned Trademarks and applications therefor are owned by the Company and the Company Subsidiaries as indicated therein and have been duly registered or filed with or issued by the U.S. Patent and Trademark Office or other applicable foreign patent and trademark offices.  All Owned Trademarks and applications therefor are subsisting, and to the Company’s knowledge, are valid and enforceable.

(c)           Part 2.9(c) of the Disclosure Schedule sets forth a true, correct and complete list of all owned, registered Intellectual Property and applications therefor material to the regular operations by the Company and the Company Subsidiaries of their businesses.  The Company owns or has a valid right to use, free and clear of all liens, all Intellectual Property held for use in connection with and material to the businesses of the Company and the Company Subsidiaries as currently conducted (the “Company Intellectual Property”).  All such Intellectual Property rights are subsisting, and to the Company’s knowledge, are valid and enforceable.

(d)           To the Company’s knowledge, no Company Intellectual Property is infringing upon or misappropriating or has infringed or misappropriated, any Intellectual

Property rights of others.  No Person has asserted in writing any claim regarding the use of, or challenging or questioning the Company’s or any Company Subsidiary’s right or title in, any of the Company Intellectual Property.  No Person has given the Company written notice that the Company or any Company Subsidiary is infringing upon or misappropriating any Intellectual Property rights of others.

2.10.       Material Contracts.

(a)           Except as set forth in Part 2.10(a) of the Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to or bound by any Contract (i) constituting a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) under which expected receipts or expenditures exceeds $750,000 in the current or any future calendar year; (iii) evidencing indebtedness for borrowed or loaned money of $500,000 or more, including guarantees of such indebtedness by the Company or any Company Subsidiary, other than guarantees by the Company of real property leases of certain Company Subsidiaries; (iv) creating or relating to any partnership or joint venture or any sharing of profits or losses by the Company or any Company Subsidiary with any third party; (v) containing covenants binding upon the Company or any of its Affiliates that materially restrict the ability of the Company or any of its Affiliates (or which, following the consummation of the Merger could materially restrict the ability of the Surviving Corporation or its Affiliates) to compete in any business or that restricts the ability of the Company or any of its Affiliates (or which, following the consummation of the Merger, would restrict the ability of the Surviving Corporation or its Affiliates) to compete with any Person or in any geographic area; (vi) relating to the lease or license of any material asset, including material Intellectual Property or Trademarks; (vii) for the acquisition or disposition by the Company or any Company Subsidiary of properties or assets for, in each case, aggregate consideration of more than $5 million, except for acquisitions of supplies and acquisitions and dispositions of inventory in the ordinary course of business; (viii) related to an acquisition, divestiture, merger or similar transaction that contains representations, covenants, indemnities or other obligations that are still in effect and, individually or in the aggregate, could reasonably be expected to result in payments in excess of $750,000; (ix) other than an acquisition subject to clause (viii) above, which obligates the Company to make any capital commitment or capital expenditure, other than acquisitions of inventory, in excess of $750,000; (x) related to an Affiliate Transaction; or (xi) constituting a franchise agreement entered into between a franchisee and the Company and one or more Company Subsidiaries (all contracts of the types described in this Section 2.10(a), the “Company Material Contracts”).  The Company has made available or provided to the Parents complete and correct copies of each Company Material Contract.

(b)           Neither the Company nor any Company Subsidiary is in, or has received written notice of, breach of or default under the terms of any Company Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or the Company Subsidiary which is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, and enforceable in accordance with its terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

2.11.       Compliance with Laws.  The Company and the Company Subsidiaries are, and since January 1, 2005 have been, in compliance with and are not in default under or in violation of, and have not received any written or oral notices of any pending violation with respect to, any and all Laws applicable to the Company or any Company Subsidiary, except as would not, individually or in the aggregate, have a Material Adverse Effect.  Neither the Company nor any Company Subsidiary is subject to any material obligation arising under an administrative or regulatory action, Food and Drug Administration (“FDA”) warning letter, FDA notice of violation letter, or other notice, response or commitment made to or with the FDA or any comparable Governmental Authority.

2.12.       Governmental Authorizations; Permits.  The Company and the Company Subsidiaries have obtained each material Permit of a Governmental Authority which is required for the regular operations by the Company and the Company Subsidiaries of their businesses, (including real property and leased properties), and all of such Permits are in full force and effect, and no default has occurred under any such Permit except for failure to obtain such Permits or failure of such Permits to be in full force and effect that would not, individually or in the aggregate, have a Material Adverse Effect.  With respect to each such material Permit, neither the Company nor any Company Subsidiary has received written notice that such Permit will not be renewed and the transaction contemplated by this Agreement will not materially adversely affect the validity of such Permit or cause a cancellation of or otherwise materially adversely affect such Permit, subject to compliance by the Parents and the Surviving Corporation with applicable Law (including post-closing notice requirements) after the Closing.

2.13.       Tax Matters.

Except as set forth in Part 2.13 of the Disclosure Schedule:

(a)           Each of the material Tax Returns required to be filed by or on behalf of the Company or any Company Subsidiary on or before the date hereof (i) has been filed on or before the applicable due date (including any extensions of such due date) and (ii) has been prepared in material compliance with all applicable Laws and governmental regulations.

(b)           The Company and the Company Subsidiaries have timely paid all Taxes shown as due on their Tax Returns (taking Tax Return extensions into account) and have accrued in accordance with GAAP by specific provision on the Unaudited Balance Sheet all material Taxes for or with respect to all periods ending on or before the date of the Unaudited Balance Sheet to the extent such Taxes had not become due on or before such date.

(c)           No Tax Return of the Company or any Company Subsidiary has been audited by the relevant Government Authority and no such audit is in progress or to the knowledge of the Company or any Company Subsidiary threatened with respect to any material amount of Taxes.  Neither the Company nor any Company Subsidiary has given or has been requested to give a waiver or extension of any statute of limitations relating to the assessment or payment of any Tax, which waiver or extension has not since expired.  The Company has not received any written, proposed Tax assessment against the Company or any Company Subsidiary and none of the Company or any Company Subsidiary has received written notice of any claim concerning its Tax liability, in each case, which has not yet been resolved.

(d)           To the knowledge of the Company, neither the Company nor any Company Subsidiary has any liability for the Taxes of any Person (other than the Company Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor.

(e)           Since January 1, 2004, no written claim has been made by any Governmental Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that it is or may be subject to Tax by that jurisdiction.

(f)            There are no liens for any Taxes upon any of the assets of the Company or any Company Subsidiary, except liens for Taxes not yet due or liens for Taxes that are being contested in good faith by appropriate proceedings.

(g)           Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any deduction from, taxable income for any taxable period after the Closing Date as a result of (i) any change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) or 263A of the Code (or any corresponding provision of state, local or foreign Law); (ii) any closing statement (as described in Section 7121 of the Code or any corresponding provision of state, local or foreign Law) executed on or before the Closing Date; or (iii) any installment sale or open transaction disposition made on or before the Closing Date.

(h)           None of the Company or any Company Subsidiary has (i) promoted an abusive tax shelter within the meaning of Section 6700 of the Code, or (ii) engaged in a “listed transaction” within the meaning of Section 6707A of the Code.

(i)            Neither the Company nor any Company Subsidiary has distributed the stock of any corporation, or has had its stock distributed by another person, in a transaction within the past three years that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(j)            No benefit under any Plan, including, without limitation, any severance or parachute payment plan or agreement, will result or become accelerated, vested, funded or payable by reason of any transaction contemplated under this Agreement (either alone or in combination with any other event).  Neither the Company nor any Company Subsidiary has incurred any obligation to make any payment that will be a non-deductible “parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign income Tax law).  There is no plan or agreement by the Company or Company Subsidiary covering any Person that could give rise to the payments of any amounts that would not be deductible by reason of Section 162(m) of the Code.

2.14.       Employee Benefit Plans.

(a)           “Company Plans” means every Plan, fund, contract, program and arrangement (whether written or not) which is maintained or contributed to by the Company or a Company Subsidiary for the benefit of present or former employees and with respect to which the Company or a Company Subsidiary has any material liability.  “Plan” includes any arrangement intended to provide:  (i) employee welfare benefits within the meaning of Section 3(1) of ERISA, including medical, surgical, health care, hospitalization, dental, vision, workers’ compensation, life insurance, death, disability, legal services, severance, sickness, accident, educational assistance, dependent care assistance or cafeteria plan benefits, (ii) employee pension benefits within the meaning of Section 3(2) of ERISA, including pension, profit sharing, stock bonus, retirement, supplemental retirement or deferred compensation benefits (whether or not tax-qualified), and (iii) bonuses, incentive compensation, stock options, stock appreciation rights, phantom stock or stock purchase benefits, change in control benefits, salary continuation benefits, unemployment and supplemental unemployment benefits, termination pay, vacation or holiday benefits, whether or not considered a plan within the meaning of Section 3(3) of ERISA.

(b)           Part 2.14(b) of the Disclosure Schedule sets forth a list of all Company Plans.  The Company has provided or made available to the Parents or their counsel with respect to each and every Company Plan a true and complete copy of all Plan documents, if any, including related trust agreements, funding arrangements, and insurance contracts and all amendments thereto; and, to the extent applicable, (i) the most recent determination letter, if any, received by the Company or Company Subsidiary from the Internal Revenue Service (the “IRS”) regarding the tax-qualified status of such Company Plan; (ii) the most recent financial statements for such Company Plan, if any, for each of the three most recent plan years; (iii) the actuarial valuation report, if any, for each of the three most recent plan years; (iv) the current summary plan description and any summaries of material modifications; (v) Form 5500 Annual Returns/Reports, including all schedules and attachments, including the certified audit opinions, for each of the most recent plan years; (vi) written results of all compliance testing required pursuant to Sections 125, 401(a)(4), 401(k), 401(m), 410(b), 415, and 416 of the Code for the most recent plan years, (vii) any other filings with the IRS or Department of Labor (the “DOL”) within the last three years preceding the date of this Agreement, and (viii) service agreements with service providers for any Company Plan, if any.  To the knowledge of the Company or a Company Subsidiary, nothing has occurred that could have an adverse effect on the qualification of the Company Plans and their related trusts, or the favorable tax treatment intended under the Code.

(c)           All Company Plans are in compliance in all material respects with their terms and applicable Law, including ERISA and the Code.  With respect to the Company Plans (i) all required contributions (including all Company or Company Subsidiary contributions and employee salary reduction contributions) have been accrued and timely made (and, in the case of employee salary reduction contributions under Section 401(k) of the Code “timely made” means timely within the meaning of Department of Labor requirements); (ii) accruals have been made on the books and records of the Company or Company Subsidiary for all future contribution obligations to the extent required by GAAP; (iii) there are no actions, suits or claims pending, other than routine uncontested claims for benefits; and (iv) during the six (6) year period prior to the date of this Agreement, to the Company’s knowledge, no non-exempt prohibited transactions as defined in Section 406 of ERISA or Section 4975 of the Code have occurred except as disclosed in Part 2.14(c) of the Disclosure Schedule.

(d)           The Company and the Company Subsidiaries do not maintain, contribute to (and have never maintained or contributed to) or have any liability with respect to any multiemployer plan within the meaning of Section 3(37) of ERISA.  Neither the Company nor any Company Subsidiary has any actual or potential material liabilities under Title IV of ERISA, including Section 4201 of ERISA, for any complete or partial withdrawal from a multiemployer plan and no Company Plan is maintained in connection with any trust described in Section 501(c) of the Code.

(e)           The Company and the Company Subsidiaries do not maintain, contribute to (and have never contributed to) or have any liability with respect to a defined benefit pension plan within the meaning of Section 3(35) of ERISA, whether or not subject to Title IV of ERISA.

(f)            Neither the Company nor any Company Subsidiary maintains any Company Plan that provides for post-retirement health and medical benefits for retired employees of the Company or any Company Subsidiary, except as required by applicable Law.  With respect to any Company Plans which are group health plans within the meaning of Section 4980B of the Code and Section 607 of ERISA, there has been timely compliance in all material respects with all requirements imposed thereunder, and under Parts 6 and 7 of Title I of ERISA generally.

(g)           There has been no amendment, interpretation, or announcement (whether or not written) by the Company or any Company Subsidiary relating to any Company Plan which would materially change employee participation or coverage, or materially increase the expense of maintaining such Company Plan above the level of the expense incurred with respect thereto for the fiscal year ended immediately prior to the Closing Date.

(h)           Except as set forth in Part 2.14(h) of the Disclosure Schedule, the events contemplated by this Agreement will not trigger, accelerate, or otherwise entitle any current or former employees of the Company or Company Subsidiary to severance or other benefits.

(i)            There are no other corporations, trades or business (other than the Company Subsidiaries) whether or not incorporated which, together with the Company, would be deemed to be a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code.

(j)            There are no legal, administrative or other proceedings or Governmental Authority investigations or audits, or written complaints to or by any Governmental Authority, which are pending, anticipated or, to the knowledge of the Company, threatened against any Company Plan or its assets, or against any Plan fiduciary or administrator, or against the Company or any Company Subsidiary, or their directors or officers (or Board members, as applicable), employees or other fiduciaries with respect to any Company Plan other than any proceedings, investigations, audits, or complaints that would not, individually or in the aggregate, have a Material Adverse Effect.

(k)           The execution and delivery of this Agreement and the consummation of the Merger will not result in (i) any “golden parachute” or severance payments to any employee or Board member of the Company or any Company Subsidiary; (ii) any increase in the benefits payable under any Company Plan; and (iii) any acceleration of the time of payment or vesting of any benefits under any Company Plan, except as described in Part 2.14(k) of the Disclosure Schedule.

2.15.       Employee Matters.

(a)           Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and the Company Subsidiaries are (i) in material compliance with all Laws respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and are not engaged in any unfair labor practice; and (ii) not liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary and usual course of business and consistent with past practice).  To the knowledge of the Company, no Governmental Authority responsible for the enforcement of labor or employment Laws intends to conduct an investigation with respect to the Company or any Company Subsidiary, and no such investigation is in progress.

(b)           Neither the Company nor any Company Subsidiary is a party to or bound by or has previously had or currently has an obligation to perform (including make payments) under any collective bargaining agreement or any contract or other agreement or understanding with a labor union, labor organization or labor advocacy group.  To the Company’s knowledge, there are no labor unions or other organizations attempting to represent any employees of the Company or any Company Subsidiary.  There are no pending material representation petitions involving either the Company or any Company Subsidiary before the National Labor Relations Board or any state labor board.  Neither the Company nor any Company Subsidiary is subject to any unfair labor practice charge or any complaint, dispute, strike, work stoppage or public demonstration that, individually or in the aggregate, would have a Material Adverse Effect.  To the knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining and presently being made or threatened involving employees of the Company or any Company Subsidiary.

2.16.       Environmental Matters.

Except as set forth in Part 2.16 of the Disclosure Schedule, to the Company’s knowledge,

(a)           the Company and the Company Subsidiaries, the real property and the leased properties of the Company and the Company Subsidiaries and the operations and activities of the Company and the Company Subsidiaries have materially complied and are in material compliance with all applicable Environmental Laws.

(b)           neither the Company nor any Company Subsidiary or the properties and operations of any of them, are subject to any pending or threatened in writing notice, complaint, claim, action, suit, citation, summons, order, agreement, penalty assessment, judgment, decree, proceeding, investigation or remedial or corrective action by any Person or before any court or Governmental Authority, in each case alleging any material violation of, or  any actual or potential material liabilities under, any Environmental Law that could reasonably be expected to result in a Material Adverse Effect.

(c)           (i) the Company and the Company Subsidiaries have all material Permits required to be obtained or filed by the Company and the Company Subsidiaries under any applicable Environmental Law in connection with their businesses, facilities and properties (hereinafter “Environmental Permits”); (ii) such Environmental Permits are valid and in full force and effect and have not been threatened in writing with suspension or revocation by any Governmental Authority; (iii) each such Environmental Permit will remain in full force and effect upon consummation of the Closing and (iv) the Company and the Company Subsidiaries have materially complied and are in material compliance with the terms and conditions of all Environmental Permits.

(d)           Neither the Company nor any Company Subsidiary nor any of their predecessors has Released, treated, stored, disposed of, arranged for the disposal of, exposed any Person to, handled or transported any Hazardous Materials, in a manner that is materially contrary to, or that has given or would reasonably be expected to give rise to any liabilities of the Company or any Company Subsidiary under, any applicable Environmental Laws that could reasonably be expected to result in a Material Adverse Effect.

(e)           The Company has made available true and complete copies of all environmental reports and audits in its possession or control relating to the current or former operations, properties and facilities of the Company, any Company Subsidiary or any of their predecessors, including with respect to any Hazardous Materials on, at, under or migrating from or onto any real property or leased property of the Company or any Company Subsidiary or any of their predecessors.

(f)            there are no underground storage tanks which now exist on any real property or any leased property of the Company or any Company Subsidiary.

(g)           During the Company’s (or the Company Subsidiary’s) period of ownership with respect to any real property and during the lease term with respect to any leased property:  (i) there has not been any closure or cessation of the use of such property as a result of any Release of Hazardous Materials and (ii) neither the Company nor any Company Subsidiary has received written notice that it has been identified in any litigation, administrative proceeding or investigation as a responsible party or potentially responsible party for any liability for response costs or other damages or liability for prior disposal or Release of Hazardous Materials.

(h)           Neither this Agreement nor the consummation of the transaction that is the subject of this Agreement will result in any material obligations for site investigation or cleanup, or material notification to or consent of Governmental Authorities or third parties, pursuant to any of the so called “transaction triggered” or “responsible property transfer” Environmental Laws.

2.17.       Insurance.   There is no material claim pending under the Company’s or any Company Subsidiary’s material insurance policies or fidelity bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.  There is no claim pending under the Company’s or any Company Subsidiary’s material insurance which, individually or in the aggregate, can be reasonably expected to exceed the applicable policy limits.  The Company and the Company Subsidiaries are in material compliance with the terms of such policies and bonds.  The Company has no knowledge of any threatened termination of, or material premium increase with respect to, any such policies or bonds.

2.18.       Litigation.

(a)           There is no action, lawsuit, proceeding, arbitration, investigation or other legal proceeding pending, or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiary, that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or materially and adversely affect the ability of the Company to consummate, or materially delay, the Merger or the transactions contemplated hereby.  To the extent any such legal proceeding is not covered by insurance or the insurance is not adequate, Part 2.18(a) of the Disclosure Schedule sets forth the amounts the Company has reserved for defense costs and indemnity.

(b)           There are no judgments, injunctions, writs, decrees or orders against the Company or any Company Subsidiary or, to the knowledge of the Company, against any of their respective directors or officers (or Board members, as applicable) (in their capacities as such) unsatisfied of record or docketed in any court located in the United States of America that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would prevent, enjoin or materially alter or delay the Merger or the transactions contemplated hereby.  No petition in bankruptcy has ever been filed by or against the Company or any Company Subsidiary.  Neither the Company nor any Company Subsidiary has ever made any assignment for the benefit of creditors or taken advantage of any insolvency act or any act for the benefit of debtors.  No receiver, conservator, liquidating agent or similar person or entity has been appointed, nor has anyone sought such a receiver, conservator, liquidating agent or similar person or entity to be appointed, for any portion of the assets of the Company or any Company Subsidiary.

2.19.       Corporate Authority; Binding Nature of Agreement.  The Company has all necessary corporate power and authority to enter into this Agreement and, subject to receipt of the Required Company Stockholder Vote, to consummate the transactions contemplated by this Agreement.  The execution, performance and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by the Board (acting unanimously) and by the Special Committee (acting unanimously) in accordance with the DGCL and, except for (x) the Required Company

Stockholder Vote, and (y) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions contemplated by this Agreement.  As of the date hereof, the Special Committee unanimously determined and resolved, and the Board has unanimously determined and resolved (i) that this agreement and the transactions contemplated hereby, including the Merger, in accordance with the DGCL, are advisable and fair to, and in the best interests of, the Company Common Stockholders, (ii) to propose this Agreement for adoption by the Company Common Stockholders and to declare this Agreement is advisable, (iii) to recommend that the Company Common Stockholders approve this Agreement and the transactions contemplated by this Agreement (clauses (i) through (iii) above are collectively referred to as the “Recommendation”), and (iv) irrevocably resolved to elect, to the extent permitted by Law, for the Company not to be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws or regulations (collectively, “Takeover Laws”) of the DGCL as they may purport to be applicable to this Agreement or the transactions contemplated hereby, all of which determinations and resolutions have not been rescinded, modified or withdrawn in any way as of the date of this Agreement.  This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to (A) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (B) general equity principles. Each member of the Special Committee is “independent” as defined in Rule 10A-3 under the Exchange Act.

2.20.       Vote Required.  The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock on the record date of the Company Meeting, voting together as a single class, is the only vote of holders of securities of the Company which is required by the Certificate of Incorporation or bylaws, by Law or otherwise, to approve this Agreement and the Merger and complete the Merger (the “Required Company Stockholder Vote”).

2.21.       Non-Contravention; Consents.  Except as set forth in Part 2.21 of the Disclosure Schedule, the execution and delivery of this Agreement by the Company, the consummation by the Company and the Company Subsidiaries of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement by the Company will not cause a material default on the part of the Company or any Company Subsidiary under any Lease for real property to which the Company or any Company Subsidiary is party or any other Company Material Contract, and will not conflict with or cause a violation of any of the provisions of the Organizational Documents of the Company or any Company Subsidiary.  Except as set forth in Part 2.21 of the Disclosure Schedule, and except for violations and defaults that would not, individually or in the aggregate, have a Material Adverse Effect, the execution and delivery of this Agreement by the Company, the consummation by the Company of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement by the Company will not conflict with or cause a violation by the Company or any Company Subsidiary of any Law applicable to it or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any material obligation under any Company Material Contract binding upon the Company or any of Company Subsidiary, or to which any of them is a party or any of their respective properties are bound, or result in the creation of any Liens, other than any Permitted Encumbrances.  Except as may be required by the DGCL, the HSR Act or any other antitrust Law or governmental antitrust regulation and those Consents which if not obtained would not adversely affect the Company in any material respect, the Company is not required to obtain any Consent from any Governmental Authority at any time prior to the Closing in connection with the execution and delivery of this Agreement or the consummation by the Company of the Merger.

2.22.       Broker’s or Finder’s Fee.  Except for Houlihan Lokey Howard & Zukin Capital, Inc. (the “Advisor”) (a copy of the engagement agreement of which has been provided to the Parents), no broker, financial advisor finder, investment banker or other Person is entitled to any brokerage, financial advisor’s or finder’s fee or any similar charges in connection with this Agreement, the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

2.23.       Proxy Statement; Other Information.  None of the information provided by the Company or the Company Subsidiaries to be included in the Proxy Statement will, (i) as of the date of its filing, (ii) as of the date of each amendment or supplement thereto (as so amended or supplemented), (iii) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto and (iv) at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or, at the time of the Company Meeting, omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Meeting which shall have become false or misleading in any material respect.  The Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act.  The letter to Company Common Stockholders, notice of meeting, proxy statement and forms of proxy to be distributed to stockholders in connection with the Merger to be filed with the SEC are collectively referred to herein as the “Proxy Statement”.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to the information supplied by the Parents or Merger Sub or any of their respective Representatives that is contained or incorporated by reference in the Proxy Statement or any related filing.

2.24.       Opinion of Financial Advisor.  The Special Committee has received an opinion of the Advisor, dated the date of this Agreement, to the effect that, as of such date, the Per Share Merger Consideration to be received by the Company Common Stockholders, respectively, is fair to such holders from a financial point of view.  An executed copy of such opinion has been made available to the Parents.  The Company has been authorized by the Advisor to permit the inclusion in full of such opinion in the Proxy Statement.  As of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

2.25.       Affiliate Transactions.  There are no transactions, agreements, arrangements or understandings of the type which would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act which have not been so disclosed prior to the date hereof (such transactions referred to herein as “Affiliate Transactions”).

2.26.       No Other Representations or Warranties.  Except for the representations and warranties made by the Company in this Article 2 or elsewhere in this Agreement, the Company makes no representations or warranties, and the Company hereby disclaims any other representations or warranties, with respect to the Company, any Company Subsidiaries, or its or their business, operations, assets, liabilities, condition (financial or otherwise) or prospects.

2.27.       Anti-Takeover Statutes.  The Company has irrevocably taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby and thereby from the provisions of Section 203 of the DGCL, and such action is effective as of the date hereof.  To the knowledge of the Company, no other Takeover Law is applicable to the execution, delivery or performance of this Agreement, the consummation of the Merger, or the other transactions contemplated by this Agreement.

3.             Representations and Warranties of the Parents and Merger Sub

The Parents and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

3.1.         Due Organization.  HOCKEY PARENT INC. is a corporation and FROZEN, LLC is a limited liability company, in each case duly organized, validly existing and in good standing under the Laws of the State of Delaware and each has all necessary power and authority to own, lease and operate its properties and assets and to conduct its business in the manner in which its business is currently conducted.  Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware has all necessary power and authority to own, lease and operate its properties and to conduct its business in the manner in which its business is currently conducted.  The Parents have heretofore made available to the Company accurate and complete copies of the organizational documents, as in effect on the date of this Agreement, of the Parents and Merger Sub.

3.2.         Authority; Binding Nature of Agreement.  The Parents and Merger Sub have the absolute and unrestricted right, power and authority to enter into and perform their obligations under this Agreement, and the execution, delivery and performance by the Parents and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of the Parents, Merger Sub and their respective Boards.  This Agreement has been duly and validly executed and delivered by the Parents and Merger Sub and constitutes a legal, valid and binding obligation of the Parents and Merger Sub, enforceable against them in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) general equity principles.

3.3.         Litigation.  As of the date of this Agreement:

(a)           there is no action, lawsuit, proceeding, arbitration, investigation or other legal proceeding pending or, to the knowledge of the Parents, being threatened against the Parents or Merger Sub, that would prevent, enjoin or materially alter or delay the Merger or the transactions contemplated hereby.

(b)           there are no judgments, injunctions, writs, decrees or orders against the Parents or Merger Sub or, to the knowledge of the Parents, against any of their respective directors or officers (or Board members, as applicable) (in their capacities as such) unsatisfied of record or docketed in any court located in the United States of America that would prevent, enjoin or materially alter or delay the Merger or the transactions contemplated hereby.

3.4.         Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.  Except for obligations and liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the Merger, Merger Sub has not incurred any obligations or liabilities.

3.5.         No Parent Vote Required.  No vote or other action of the members or stockholders of either Parent is required by applicable Law, its Organizational Documents or otherwise in order for the Parents and Merger Sub to consummate the Merger and the transactions contemplated hereby.

3.6.         Adequacy of Funds.  The Parents have delivered to the Company true and complete copies of (i) an executed commitment letter from each of the Guarantors to provide equity financing in an aggregate amount set forth therein (the “Equity Funding Letters”) and (ii) an executed written commitment, except for that certain fee letter, dated the date of this Agreement, from the lenders to the Parents (the “Debt Financing Commitment”), pursuant to which the lenders party thereto have agreed, subject only to the terms and conditions set forth therein, to provide or cause to be provided to the Parents and/or Merger Sub debt financing in the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement and related fees and expenses (the “Debt Financing,” and together with the equity financing referred to in clause (i), the “Financing”).  As of the date of this Agreement, none of the Equity Funding Letters or the Debt Financing Commitment have been materially amended or modified, and the commitments contained in the Equity Funding Letters and the Debt Financing Commitment have not been withdrawn or rescinded, in any respect.  The Parents have fully paid any and all commitment fees or other fees in connection with the Debt Financing Commitment that are payable on or before the date of this Agreement in connection therewith or pursuant thereto, and the Debt Financing Commitment is in full force and effect.  Except for the payment of customary fees or as otherwise set forth in the copies provided to the Company of the Equity Funding Letters and the commitment letter in connection with the Debt Financing Commitment, there are no conditions precedent or other contingencies related to the funding of the full amount of the financing contemplated by the Equity Funding Letters and the Debt Financing Commitment.  No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of the Parents or Merger Sub under any Equity Funding Letter or the Debt Financing Commitment.  As of the date of this Agreement, none of the Parents or Merger Sub has any reason to believe that the conditions set forth in the Equity Funding Letters and the Debt Financing Commitment will not be satisfied on or before the Closing Date or such other earlier date as may be set forth in the Equity Funding Letters or the Debt Financing Commitment, respectively.  Subject to the terms and conditions of, including compliance by the Company with, this Agreement, the Equity Funding Letters and the Debt

Financing Commitment, the aggregate proceeds contemplated by the Equity Funding Letters and the Debt Financing Commitment, together with the cash on hand of Parent and Merger Sub on the Closing Date, will be sufficient to pay the aggregate Per Share Merger Consideration as contemplated by Sections 1.5 and 1.6, to make payments pursuant to Section 5.3 and to make any other repayment or refinancing of debt contemplated in the Equity Funding Letters or the Debt Financing Commitment and to pay all fees and expenses in connection with the transactions contemplated hereby and thereby.

3.7.         Access.  The Parents and their Representatives have received access to such books and records, facilities, properties, equipment, contracts and other assets of the Company which they and their Representatives, as of the date hereof, have requested to review, and that they and their Representatives have had full opportunity to meet with officers and other Representatives of the Company for the purpose of investigating and obtaining information regarding the Company’s business, operations and legal affairs.  The Parents have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, and prospects of the Company and the Company Subsidiaries, which investigation, review and analysis was done by the Parents and, to the extent the Parents deemed appropriate, by the Parents’ Representatives.

3.8.         Non-Contravention; Consents.  The execution and delivery of this Agreement by the Parents and Merger Sub, the consummation by the Parents and Merger Sub of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not conflict with or cause a violation of any of the provisions of the Organizational Documents of the Parents or Merger Sub.  Except for violations that would not, individually or in the aggregate, materially affect the Parents’ or Merger Sub’s regular operations or their ability to consummate the Merger or the transactions contemplated hereby, the execution and delivery of this Agreement by the Parents and Merger Sub, the consummation by the Parents and Merger Sub of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not conflict with or cause a violation by the Parents or Merger Sub of any Law applicable to either of them or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any material obligation under any material contract, agreement, arrangement or understanding binding upon the Parents or Merger Sub, or to which either of them is a party or any of their respective properties are bound, or result in the creation of any Liens.  Except as may be required by the DGCL and the HSR Act, none of the Parents or Merger Sub is required to obtain any Consent from any Governmental Authority at any time prior to the Closing in connection with the execution and delivery of this Agreement or the consummation by the Parents and Merger Sub of the Merger.

3.9.         Proxy Statement; Other Information.  None of the information provided by the Parents or Merger Sub to be included in the Proxy Statement will, (i) as of the date of its filing, (ii) as of the date of each amendment or supplement thereto (as so amended or supplemented) (iii) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto and (iv) at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or, at the time of the Company Meeting, omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Meeting which shall have become false or misleading in any material respect.  Notwithstanding the foregoing, none of the Parents or Merger Sub makes any representation or warranty with respect to the information supplied by the Company or the Company Subsidiaries or any of their respective Representatives that is contained or incorporated by reference in the Proxy Statement or any related filing.

3.10.       Lack of Ownership of Company Common Stock.  None of the Parents or any of their Subsidiaries beneficially owns, directly or indirectly, any shares of Company Common Stock or other security convertible into, or exchangeable or exercisable for shares of Company Common Stock.  There are no voting trusts or other agreements, arrangements or understandings to which either Parent or any of their Subsidiaries is a party with respect to the voting of the Company Common Stock and there are no agreements, arrangements or understandings to which either Parent or any of their Subsidiaries is a party with respect to the acquisition, divestiture, retention, purchase, sale or tendering of the Company Common Stock.

3.11.       Guarantee.  Concurrently with the execution of this Agreement, the Parents have delivered to the Company the guarantees of GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd. and GSO Credit Opportunities Fund (HELIOS), L.P. (each a “Guarantor”) with respect to certain matters on the terms specified therein (the “Guarantee”).  Each Guarantee has been duly and validly executed and delivered by the Guarantor party thereto and constitutes a legal, valid and binding agreement of such Guarantor, enforceable against such Guarantor in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) general equity principles.

3.12.       No Other Representations and Warranties.  Except for the representations and warranties made by the Parents and Merger Sub in this Article 3 or elsewhere in this Agreement, none of the Parent or Merger Sub makes any representations or warranties, and the Parents and Merger Sub hereby disclaim any other representations or warranties, with respect to the Parents or Merger Sub or the negotiation, execution, delivery or performance of this Agreement by the Parents and Merger Sub.

4.             Certain Covenants of the Company

4.1.         Access.  During the period from the date of this Agreement through the earlier of the Effective Time or the termination of this Agreement pursuant to Section 8.1 (the “Pre-Closing Period”), and upon reasonable advance notice to the Company, the Company shall provide the Parents and the Parents’ Representatives (including financing sources and their Representatives) with reasonable access during normal business hours to the Company’s and each Company Subsidiary’s personnel, books and records, facilities, properties, contracts, documents and insurance policies; provided that any such access shall be conducted at the Parents’ expense and in such a manner as to maintain the confidentiality of any confidential information of the Company and not to unreasonably interfere with the regular operations of the business of the Company or the Company Subsidiaries.  Nothing herein shall require either the Company or any Company Subsidiary to disclose any information to the Parents if such disclosure would, in the Company’s reasonable judgment (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which it or its Affiliates is a party); provided that, the Company shall use its commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure of such binding agreement.

4.2.         Conduct of the Business of the Company and the Company Subsidiaries.  During the Pre-Closing Period, except (i) as set forth in Part 4.2(A) of the Disclosure Schedule, (ii) to the extent necessary to comply with the Company’s obligations under this Agreement, (iii) as necessary to ensure that the Company complies with applicable Laws and contractual obligations, or (iv) with the Parents’ consent, which shall not be unreasonably withheld or delayed by the Parents:  the Company shall and shall cause each Company Subsidiary to (1) carry on its business in the ordinary and usual course and consistent with past practice; (2) use commercially reasonable efforts to preserve substantially intact its present business organization; and (3) use commercially reasonable efforts to preserve its material relationships with suppliers, distributors, licensors, licensees, landlords, employees, franchisees and others with whom the Company has business relations.  Notwithstanding the foregoing, during the Pre-Closing Period, except as set forth on Part 4.2(B) of the Disclosure Schedule with respect to the subsections below referenced therein, neither the Company nor any Company Subsidiary shall, without the consent of the Parents:

(a)           amend its Organizational Documents (except any amendments necessary to effect the transactions contemplated by this Agreement);

(b)           authorize for issuance, issue, grant, sell, pledge, dispose of or encumber any of its capital stock or equity interests, including any other voting securities, or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to authorize for issuance, issue, grant, sell, pledge, dispose of or encumber any capital stock or equity interest, including any other voting securities or other convertible securities; provided that the Company may issue shares of Company Common Stock in connection with the vesting of Company RSUs outstanding on the date of this Agreement;

(c)           split, adjust, combine, reclassify, subdivide or effect any similar transaction with respect to, or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or equity interest;

(d)           except as otherwise expressly provided in Section 1.6, accelerate, amend or change the period of exercisability or vesting of Company RSUs;

(e)           incur, create, assume or otherwise become liable for, or repay or prepay, amend or refinance any indebtedness for borrowed money or capital lease obligations, or guarantee any such indebtedness, or issue or sell any debt securities or guarantee any debt securities of others, other than the incurrence of indebtedness in the ordinary course of business pursuant to credit, loan or similar agreements or lines of credit existing as of the date hereof and identified in the Company SEC Documents;

(f)            make or agree to make any capital expenditures, capital additions or capital improvements (other than in accordance with the Company’s budget for the 2007 calendar year as previously disclosed in writing by the Company to the Parents);

(g)           materially reduce the amount of any insurance coverage provided by existing insurance policies;

(h)           enter into, terminate, modify, amend or otherwise change any of the terms of any Company Material Contract, or waive any material right of the Company or any Company Subsidiary under any Company Material Contract, in each case in a manner that is materially adverse to the Company and the Company Subsidiaries, taken as a whole;

(i)            increase the compensation payable or to become payable to, or except as required to comply with applicable Law, adopt, enter into, terminate, amend or increase the amount or accelerate the payment or vesting of any benefit, award or amount payable under the 2005 Plan or any Plan or other arrangement for the current or future benefit or welfare of, any director, officer or employee (including any Board member, as applicable), adopt, enter into or amend in any material respect, or make any new grants or awards of stock based compensation or other benefits under, any Plan, any bonus, profit sharing, thrift, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination or severance plan, agreement, policy or arrangement for the benefit of, any director, executive officer or employee, except for increases in the ordinary and usual course of business and consistent with past practice in base salaries or wages of employees of the Company or any Company Subsidiary who are not directors or officers of the Company or any Company Subsidiary;

(j)            enter into any employment or severance agreement with or grant or pay any severance or termination pay or benefits to any Board member, officer or employee of the Company, except for payments and benefits made pursuant to agreements existing as of the date of this Agreement or otherwise in the ordinary and usual course of business and consistent with past practice;

(k)           acquire or agree to acquire by merging with, or by purchasing a substantial portion of the capital stock of, equity interest in, assets of any business or entity (or by any other manner) (other than in accordance with the Company’s acquisition pipeline for the 2007 calendar year as previously disclosed in writing by the Company to the Parents);

(l)            make or change any material election in respect of Taxes, adopt or change any material accounting method in respect of Taxes, file any amendment to a material Tax Return, settle any audit, examination, claim or assessment in respect of material Taxes, consent to any extension or waiver of the limitation period applicable in respect of any material Taxes, enter into any closing agreement with respect to Taxes or surrender any right to claim a material refund of Taxes;

(m)          sell, transfer, lease, convey, assign, license or otherwise encumber, or subject to any Lien, or otherwise dispose of any material asset or property used in the operation or conduct of the Company’s or any Company Subsidiary’s business, except in the ordinary and usual course of business and consistent with past practice;

(n)           prepay any material liabilities or obligations, other than in the ordinary and usual course of business and consistent with past practice or as contemplated by this Agreement;

(o)           authorize, declare, set aside or pay any dividend or distribution, payable in cash, stock, property or otherwise, with respect to any of the Company’s capital stock except for the payment of ordinary quarterly dividends in accordance with the Company’s dividend policy as in effect on the date of this Agreement (but in no event in an amount in excess of $0.42 per share in cash per quarter) with record dates consistent with the record dates for comparable quarterly periods in 2006; provided that no quarterly dividend will be declared or paid with respect to any quarter following September 30, 2007; provided, further, that if the Closing does not occur prior to November 1, 2007, the Company may, at any time prior to the Closing, declare and pay a dividend for the period from October 1, 2007 to the anticipated Closing Date in a per share amount not to exceed the product of $0.42 per share multiplied by a fraction, the numerator of which is the number of days from and including October 1, 2007 to the anticipated Closing Date and the denominator of which is ninety two (92);

(p)           waive, release or cancel any material claims against any third parties, other than in the ordinary and usual course of business and consistent with past practice;

(q)           make any loans, advances or capital contributions to, or any investments in, any other Person;

(r)           fail to maintain its books, accounts and records in the usual manner on a basis consistent with that heretofore employed;

(s)           revalue any of its assets or make any change in accounting methods, principles or practices, except as required by changes in GAAP or by Regulation S-X under the Exchange Act;

(t)            fail to (i) timely prepare and file (or cause to be timely prepared and filed) all material Tax Returns of or with respect to the Company and the Company Subsidiaries required by applicable Law to be filed on or before the Closing Date (taking into account any extensions permitted by applicable Law) and (ii) pay or cause to be paid all Taxes shown on such material Tax Returns;

(u)           subject to Section 4.3, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the transactions contemplated by this Agreement);

(v)            take any actions that could give rise to the ability of any employee of the Company to terminate his or her employment for “Good Reason,” as such term is defined and used in the agreement governing any such employee’s employment with the Company or Company Subsidiary; or

(w)           agree or commit to take any of the actions described in subsections (a) through (v) of this Section 4.2.

Nothing contained in this Agreement (including, without limitation, this Section 4.2) is intended to give the Parents, directly or indirectly, the right to control or direct the Company’s or any Company Subsidiary’s operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the Parents’ or any of their Subsidiaries’ operations.  Prior to the Effective Time, each of the Parents, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

4.3.         No Solicitation.

(a)           Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until the Solicitation Period End-Date, the Company and its Representatives shall have the right (acting under the direction of the Board of the Company or, if then in existence, the Special Committee) to directly or indirectly: (i) initiate, solicit and encourage Takeover Proposals, including by way of providing access to non-public information, but only pursuant to one or more Acceptable Confidentiality Agreements; provided that the Company shall promptly provide to the Parents any non-public information concerning the Company or the Company Subsidiaries that is provided or made available to any Person given such access which was not previously provided to the Parents; and (ii) enter into and maintain discussions or negotiations with respect to Takeover Proposals or otherwise cooperate with or assist or participate in, or facilitate any such discussions or negotiations regarding a Takeover Proposal.

(b)           Subject to Section 4.3(c) below, from the Solicitation Period End-Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 8, the Company shall not, and shall cause the Company Subsidiaries and Representatives not to, directly or indirectly: (i) initiate, solicit or knowingly encourage (including by way of providing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to, any Takeover Proposal or engage in any discussions or negotiations with respect thereto (other than to state only that they are not permitted to have discussions), or otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, proposals, offers, discussions or negotiations or (ii) approve or recommend, or publicly propose to approve or recommend, a Takeover Proposal, or effect a Change of Recommendation, or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement relating to a Takeover Proposal, or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or resolve, propose or agree to do any of the foregoing.  At the Solicitation Period End-Date, subject to Section 4.3(c) below, the Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Person conducted theretofore by the Company, the Company Subsidiaries or any of their respective Representatives with respect to any actual or potential Takeover Proposal and cause to be returned or destroyed all confidential information provided or made available to such Person on behalf of the Company or any of the Company Subsidiaries.

(c)           Notwithstanding anything to the contrary contained in Section 4.3(a) or 4.3(b), if at any time following the date of this Agreement and prior to obtaining the Required Company Stockholder Vote, (i) the Company has received a written Takeover Proposal from a third party that the Board of the Company (acting through the Special Committee, if then in existence) believes in good faith to be bona fide, (ii) the Company has not breached this Section 4.3, (iii) the Board of the Company (acting through the Special Committee, if then in existence) determines in good faith, after consultation with its financial advisors and outside counsel, that such Takeover Proposal constitutes or is reasonably likely to result in a Superior Proposal and (iv) after consultation with its outside counsel, the Board of the Company (acting through the Special Committee, if then in existence) determines in good faith that failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable law, then the Company may (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Takeover Proposal and (B) participate in discussions or negotiations with the Person making such Takeover Proposal regarding such Takeover Proposal; provided that the Company (x) will not, and will not allow the Company Subsidiaries or its or their Representatives to, disclose any non-public information to such Person without first entering into an Acceptable Confidentiality Agreement with such Person and (y) will promptly provide to the Parents any non-public information concerning the Company or the Company Subsidiaries provided or made available to such other Person which was not previously provided to the Parents.

(d)           Within 24 hours after the Solicitation Period End-Date (and between the date of this Agreement and the Solicitation Period End-Date upon written request from the Parents), the Company shall notify the Parents of the identity of any Person(s) who made a Takeover Proposal on or prior to the Solicitation Period End-Date, if any, shall provide the Parents a description of the material terms and conditions of each Takeover Proposal received from any such Person(s), and the Company shall keep the Parents reasonably informed (orally and in writing) on a prompt basis of the status of any such Takeover Proposal (including the material terms and conditions thereof and of any modification thereto).  From and after the Solicitation Period End-Date, the Company shall promptly (and in any event within 48 hours) notify the Parents in the event that the Company, the Company Subsidiaries or Representatives receives (i) any Takeover Proposal or written proposals or offers with respect to a Takeover Proposal, (ii) any request for information relating to the Company or any of the Company Subsidiaries other than requests for information in the ordinary course of business and unrelated to a Takeover Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Takeover Proposal.  The Company shall notify the Parents promptly (and in any event within 48 hours) of the identity of any such Person(s) and provide a copy of such Takeover Proposal, inquiry or request (or, where no such copy is available, a written description of the material terms of such Takeover Proposal, inquiry or request), including any material modifications thereto or to any proposal made by any such Person(s). The Company shall keep the Parents reasonably informed (orally and in writing) on a prompt basis of the status of any Takeover Proposal, inquiry or request (including the material terms and conditions thereof and of any material modification thereto), and any material developments (including through discussions and negotiations), including furnishing copies of any written inquiries, correspondence and draft documentation.  Without limiting the foregoing, from and after the Solicitation Period End-Date the Company shall promptly (and in any event within 48 hours) notify the Parents orally and in writing if it determines to begin providing or making available information or to engage in discussions or negotiations concerning a Takeover Proposal pursuant to Section 4.3(c). The Company shall not, and shall cause the Company Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement except with respect to an Acceptable Confidentiality Agreement as permitted or required pursuant to this Section 4.3, and neither the Company nor any of the Company Subsidiaries shall be party to any agreement that prohibits the Company from providing or making available to the Parents or Merger Sub any information provided or made available to any other Person pursuant to an Acceptable Confidentiality Agreement.  Except to facilitate the making of a Superior Proposal (pursuant to a tender offer or otherwise), the Company shall not, and shall cause each of the Company Subsidiaries not to, terminate, waive, amend or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement to which it or any of the Company Subsidiaries is a party, and the Company shall, and shall cause the Company Subsidiaries to, enforce the provisions of any such agreement.

(e)           Notwithstanding anything in Section 4.3(b)(ii) to the contrary, the Board of the Company (acting through the Special Committee, if then in existence) may at any time prior to obtaining the Required Company Stockholder Vote, if it determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, (x) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to the Parents or Merger Sub, the Recommendation, approve, recommend or endorse, or propose publicly to approve, recommend or endorse, any Takeover Proposal, or make other statements that are reasonably calculated or expected to have the same effect (a “Change of Recommendation”) and/or (y) if the Company receives a bona fide written Takeover Proposal which the Board of the Company (acting through the Special Committee, if then in existence) concludes in good faith, after consultation with outside counsel and its financial advisors, constitutes a Superior Proposal, after complying with, and giving effect to all of the proposed adjustments to the terms of this Agreement offered by the Parents pursuant to Section 8.1(h) below, if any, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or concurrently with such termination the Company (i) pays the applicable Termination Fee, pursuant to Section 8.3(a), (ii) simultaneously with such termination enters into an acquisition agreement, merger agreement or similar definitive agreement (the “Alternative Acquisition Agreement”) and terminates this Agreement, and otherwise complies with, the provisions of Section 8.1(h) and (iii) otherwise complies with Section 8.3; and provided further that the Board of the Company (acting through the Special Committee, if then in existence) may not effect a Change of Recommendation pursuant to the foregoing clause (y) or terminate this Agreement pursuant to the foregoing clause (x) unless the Company shall not have breached this Section 4.3 or the provisions of Section 8.1(h).

(f)            The Company agrees that, without limiting any of the foregoing, any violations of the restrictions set forth in this Section 4.3 or Section 8.1(h) by any of its

Representatives that either (i) result in a Takeover Proposal or (ii) adversely affect the interests of the Parents under this Section 4.3 or Section 8.1(h) (other than in an immaterial manner) shall be deemed to be a material breach of this Agreement (including this Section 4.3 and Section 8.1(h)) by the Company.

(g)           Nothing contained in this Section 4.3 shall prohibit the Board of the Company from disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act; provided that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall be deemed to be a Change of Recommendation unless, within two (2) Business Days of a written request by the Parents to do so, the Company’s Board expressly publicly reaffirms the Recommendation.  Upon the prior request of the Parents, the Company’s Board shall also expressly publicly reaffirm its Recommendation at least five days prior to the Company Meeting.

(h)           The Company shall not take any action to exempt any Person (other than the Parents, Merger Sub and their respective Affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provisions of any other Law) or otherwise cause such restrictions not to apply, unless such actions are taken simultaneously with a termination of this Agreement pursuant to Section 8.1(h).

5.             ADDITIONAL COVENANTS OF THE PARTIES

5.1.         Filings; Other Actions.

(a)           Without in any way limiting the remaining provisions of this Section 5.1, the Company, the Parents and Merger Sub shall each use all commercially reasonable efforts to take or cause to be taken such actions as may be required to be taken under the Exchange Act, any other federal securities Laws, and under any applicable state securities or “blue sky” Laws in connection with the Merger and the other transactions contemplated by this Agreement.  In connection with the Merger and the Company Meeting, the Company shall prepare and file with the SEC, as promptly as practicable following the date of this Agreement (and in any event within fifteen (15) days following the date of this Agreement unless otherwise consented to by the Parents (such consent not to be unreasonably withheld)), the Proxy Statement in preliminary form relating to the Merger and the other transactions contemplated by this Agreement, and the Company and the Parents shall use commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC and to cause the Proxy Statement to be mailed to the Company Common Stockholders at the earliest reasonably practicable date; provided that prior to the filing of the Proxy Statement, the Company shall consult with the Parents with respect to such filing and shall afford the Parents or their Representatives reasonable opportunity to comment thereon, and shall consider reasonably in good faith including in such document comments reasonably proposed by the Parents.  The Parents and Merger Sub shall provide the Company, as promptly as practicable, with any information for inclusion in the Proxy Statement which may be required under applicable Law.  The Company shall promptly notify the Parents of the receipt of comments of the SEC and of any request from the SEC for amendments or supplements to the Proxy Statement or for additional information, and will promptly supply the Parents with copies of all correspondence between the Company or its Representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Proxy Statement or the Merger.  Each of the Company, the Parents and Merger Sub shall use commercially reasonable  efforts to resolve all SEC comments with respect to the Proxy Statement and any other required filings as promptly as practicable after receipt thereof.  Each of the Company, the Parents and Merger Sub agree to correct any information provided by it for use in the Proxy Statement which shall have become materially false or misleading.  If at any time prior to the Company Meeting any event should occur which is required by applicable Law to be set forth in an amendment of, or a supplement to, the Proxy Statement, the Company will, with the cooperation of the Parents, upon learning of such event, promptly prepare and file such amendment or supplement with the SEC to the extent required by applicable Law and shall mail such amendment or supplement to the Company’s stockholders to the extent required by applicable Law; provided that prior to such filing, the Company shall consult with the Parents with respect to such amendment or supplement and shall afford the Parents or their Representatives reasonable opportunity to comment thereon, and shall consider reasonably in good faith including in such amendment or supplement comments reasonably proposed by the Parents.

(b)           During the Pre-Closing Period, the Company and the Parents shall reasonably cooperate with each other in order to lift any injunctions that could materially and adversely affect the ability of the parties hereto to consummate the transactions contemplated by this Agreement.

(c)           The Company shall (i) take all action necessary in accordance with the DGCL and its certificate of incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable following the mailing of the Proxy Statement for the purpose of obtaining the Required Company Stockholder Vote (the “Company Meeting”) (including mailing the Proxy Statement as soon as reasonably practicable after the SEC has cleared the Proxy Statement and holding the Company Meeting as promptly as reasonably practicable, but in any event such meeting shall be held no later than 35 days after such clearance is received unless otherwise consented to by the Parents, and any adjournment, postponement or similar action of such meeting shall be for a period of not more than 14 days unless otherwise consented to by the Parents; provided that the Company shall, upon the reasonable request of the Parents, postpone the Company Meeting for up to 14 days in order to solicit from the Company Common Stockholders additional proxies in favor of the approval of this Agreement and the transactions contemplated by this Agreement), and (ii) include in the Proxy Statement the recommendation of the Board of the Company, based on the unanimous recommendation of the Special Committee, that the stockholders of the Company vote in favor of the adoption of this Agreement and the written opinions of the Advisor, dated as of the date of this Agreement, that, as of such date, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stockholders and (iii) subject to Section 4.3, use commercially reasonable efforts to solicit from the Company Common Stockholders proxies in favor of the approval of this Agreement and the transactions contemplated by this Agreement.

(d)           Notwithstanding anything herein to the contrary, unless this Agreement is terminated in accordance with Section 8.1, the Company will take all of the actions contemplated by Section 5.1(a) and Section 5.1(c)(i) regardless of whether the Board of the

Company (acting through the Special Committee, if then in existence) has approved, endorsed or recommended a Superior Proposal or has withdrawn, modified or amended the Recommendation, and will submit this Agreement for adoption by the Company Common Stockholders at the Company Meeting. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Company Meeting if this Agreement is terminated in accordance with Section 8.1.

5.2.         Regulatory Filings; Commercially Reasonable Efforts.  As soon as reasonably practicable, and in any event within fifteen (15) days, following the execution of this Agreement, the Company, the Parents and Merger Sub each shall file with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”) Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act and shall make any other filings as may be required by any other Antitrust Law, and, in each case, will use commercially reasonable efforts to obtain an early termination of any applicable waiting period thereunder.  The Company, on the one hand, and the Parents and Merger Sub, on the other hand, each shall promptly (i) supply the other party with any information which may be required in order to effectuate such filings and (ii) supply any additional information which reasonably may be required by the FTC or the DOJ or any other Governmental Authority in connection with such filings and which the parties may reasonably deem appropriate.  Each of the Company, on the one hand, and the Parents and Merger Sub, on the other hand, will notify the other party promptly upon the receipt of (i) any comments from any officials of the FTC, the DOJ or any other Governmental Authority in connection with any filings made pursuant hereto and (ii) any request by any officials of the FTC, the DOJ or any other Governmental Authority for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Laws, including the requirements of the HSR Act.  Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to this Section 5.2, the Company, on the one hand, or the Parents or Merger Sub, on the other hand, as the case may be, will promptly inform the other party of such occurrence and cooperate in filing with the applicable Governmental Authority such amendment or supplement.  The Parents shall pay all filing and similar fees and related expenses payable in connection with the filings and related efforts required pursuant to this Section 5.2 relating to the HSR Act or any other Antitrust Law.  Each of the Company, on the one hand, and the Parents and Merger Sub, on the other hand, shall give the other party prompt notice of the commencement or known threat of commencement of any proceeding by or before any Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement, keep the other party informed as to the status of any such proceeding or threat and use commercially reasonable efforts to contest, resist or resolve such proceeding and, in connection with any such proceeding, each of the Company, on the one hand, and the Parents and Merger Sub, on the other hand, will permit authorized representatives of the other party to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with any such proceeding.  Upon the terms and conditions set forth herein, and subject to Sections 4.3 and 8.1, each of the parties shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things, necessary, proper or advisable to make effective promptly as practicable, but in no event later than the End Date, the Merger and other transactions contemplated hereby in accordance with the terms hereof, including obtaining HSR clearance and all necessary actions or nonactions, waivers, consents, approvals or authorizations from Governmental Authorities.  Except as would reasonably be expected to have a material adverse effect on the Parents and their Subsidiaries, taken as a whole, the Parents shall propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of the Parents or, effective as of the Effective Time, the Surviving Corporation, or their respective Subsidiaries, or otherwise offer to take or offer to commit to take any action which it is capable of taking and if the offer is accepted, take or commit to take such action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Parents, the Surviving Corporation or their respective Subsidiaries, in order to avoid the entry of, or to effect the dissolution of, any order issued pursuant to any Antitrust Law, which would have the effect of preventing or delaying the Effective Time beyond the End Date.

5.3.         Employee Benefits.

(a)           The Parents agree that from and after the Effective Time, the Parents, the Surviving Corporation or their respective subsidiaries shall assume and honor all Company and Company Subsidiary severance and change of control plans listed in Part 2.14(b) of the Disclosure Schedule in accordance with their terms as in effect immediately before the Effective Time.  The Parents agree that, during the period ending on the first anniversary following the Closing Date, the employees of the Company or any Company Subsidiary as of the Effective Time (the “Company Employees”) will be provided with, at a minimum (i) base salary and bonus opportunities which are no less than the base salary and bonus opportunities provided by the Company and the Company Subsidiaries immediately prior to the Effective Time, and (ii) retirement and welfare benefits and perquisites (excluding equity and equity based benefits) that are no less favorable in the aggregate than those provided by the Company and the Company Subsidiaries immediately prior to the Effective Time.  Nothing herein shall be construed to prohibit, restrict or limit the Parents, the Company or any Company Subsidiary from discharging Company Employees in accordance with applicable Law in the exercise of their good faith business judgment in the operation of the business, including discharging employees in connection with business restructurings and reorganizations, store closings, individual or group performance, and the like.

(b)           For eligibility and vesting purposes under the employee benefit plans of the Parents providing benefits to any Company Employee after the Effective Time in lieu of any Company Plan in which such Company Employee participated immediately before the Effective Time (the “New Plans”), each Company Employee shall be (to the extent available at commercially reasonable cost) credited with his or her years of service with the Company or any Company Subsidiary before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service for purposes of vesting and eligibility (but not benefit accrual) under any similar Company Plans.  In addition, and without limiting the generality of the foregoing:  (i) each Company Employee who is entitled to participate in the Old Plans (defined below) shall be immediately eligible to participate, without any waiting time, in any and all New Plans; (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee (but only if and to the extent such benefits were provided under the Old Plans to such Company Employee), the Parents shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, and the Parents shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Company Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.  Notwithstanding the foregoing, except as provided in Section 5.3(a), the Parents, Company and the Company Subsidiaries shall have no obligation to provide any employee benefit plan or any particular employee benefit to any Company Employee and (iii) such participants shall participate in the New Plans on terms no less favorable than those offered by the Parents to their similarly situated employees, directors, and officers.  Notwithstanding the forgoing, the Parents or any of their subsidiaries may continue one or more of the Old Plans, in which case the Parents and their subsidiaries shall have satisfied their obligations hereunder with respect to the benefits so provided.

(c)           Each Company Employee shall be given credit for, and allowed to take as vacation days, under the vacation policy of the Parents, the number of vacation days accrued but not used by such Company Employee during employment with Company or any Company Subsidiary  as of the Closing Date.

(d)           On and after the Effective Time, the Parents or any subsidiary shall provide applicable notices and continuing health coverage required by Code section 4980B and ERISA sections 601-608 and the regulations thereunder (“COBRA”) for employees and former employees (and their dependents) of the Company or any Company Subsidiaries.

(e)           Notwithstanding the foregoing, except as provided in this Section 5.3, the Parents, Company and the Company Subsidiaries shall have no obligation to provide any employee benefit plan or any particular employee benefit to any Company Employee.  Nothing contained herein, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement, (ii) shall alter or limit the Parents’ or the Company’s ability to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time, (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment, or (iv) is intended to confer upon any individual (including employees, retirees, or dependents or beneficiaries of employees or retirees) any right as a third-party beneficiary of this Agreement.

(f)            The Parents hereby acknowledge that the transactions contemplated by this Agreement shall constitute a “change of control” under the Company Plans, if any, and the terms of employment-related agreements, as applicable, in each case, as specifically set forth in Part 5.3(f) of the Disclosure Schedule.

(g)           Notwithstanding anything in this Section 5.3, neither the Parents nor their Affiliates nor Company nor any Company Subsidiary shall be obliged to continue any

Company Plan that is in the nature of a stock option plan, or to establish a New Plan that is in the nature of a stock option plan, or to provide for any Company Employee any benefit in the nature of an employee stock option plan or in any other manner giving any Company Employee any right whatsoever to capital stock of or equity interest in the Company or any Company Subsidiary or of the Parents or any Affiliate of the Parents.

5.4.         Indemnification of Directors and Officers; Insurance.

(a)           From and after the Effective Time, the Surviving Corporation shall, and shall cause the Company Subsidiaries to, fulfill and honor in all respects the obligations of the Company and the Company Subsidiaries pursuant to any indemnification provisions under the Organizational Documents of the Company or any Company Subsidiary as in effect on the date of this Agreement (the Persons entitled to be indemnified pursuant to such provisions, and all other current and former directors and officers (including Board members, as applicable) of the Company and the Company Subsidiaries, being referred to collectively as the “D&O Indemnified Parties”) with regards to any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, arising out of or related to such Person’s service as a director or officer of the Company or any Company Subsidiaries or services performed by such Persons at the request of the Company or the Company Subsidiaries, including the transactions contemplated by this Agreement, in each case at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time.  The Parents shall, and shall cause the Surviving Corporation to, honor in accordance with their terms all indemnification agreements entered into by the Company or any Company Subsidiary with any current or former Board member, officer or agent that are in effect prior to the execution of this Agreement.

(b)           Without limiting the provisions of Section 5.4(a), during the period ending on the sixth (6th) anniversary of the Effective Time, the Parents shall, and shall cause the Surviving Corporation to, indemnify and hold harmless each D&O Indemnified Party to the fullest extent provided in the Organizational Documents of the Company as in effect on the date of this Agreement, any indemnification agreement set forth on Part 5.4(b) of the Disclosure Schedules or under applicable laws, in each case, as in effect on the date of this Agreement, against and from any costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to (i) any action or omission or alleged action or omission in such D&O Indemnified Party’s capacity as a Board member, officer or employee of the Company or of any Company Subsidiary prior to the Effective Time or (ii) any agreement or document contemplated hereby or delivered in connection herewith or any of the transactions contemplated by this Agreement; provided that if, at any time prior to one month following the sixth (6th) anniversary of the Effective Time, any D&O Indemnified Party delivers to the Parents and to the Surviving Corporation a written notice asserting a claim for indemnification under this Section 5.4(b) arising on or prior to the sixth (6th) anniversary of the Effective Time, then the claim asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such time as such claim is fully and finally resolved.  In the event of any such claim, action, suit, proceeding or investigation, (i) the D&O

Indemnified Parties may retain counsel (which counsel shall be retained collectively, in the absence of a conflict of interest) with respect to the defense thereof for any period after the Effective Time; provided that such counsel shall be reasonably satisfactory to the Surviving Corporation, and (ii) after the Effective Time, the Parents shall, and shall cause the Surviving Corporation to, pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received (provided that in the event that any D&O Indemnified Party is not entitled to indemnification hereunder, any amounts advanced on his or her behalf shall be remitted to the Surviving Corporation (and shall provide an appropriate undertaking in connection therewith)); provided that neither the Parents nor the Surviving Corporation shall be liable for any settlement effected without its express written consent, which consent shall not be unreasonably withheld.

(c)           The Parents shall, and shall cause the Surviving Corporation to, pay all expenses, including reasonable attorneys’ fees, that may be reasonably incurred by the D&O Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 5.4.

(d)           The Parents shall or shall cause the Surviving Corporation to purchase at the Effective Time a six (6) year tail insurance policy providing the current level and scope of directors’ and officers’ liability insurance coverage for all matters which is no less favorable to that provided under the Company’s and the Company Subsidiaries’ directors’ and officers’ liability insurance policy in effect as of the date of this Agreement (a copy of which will be delivered to the Parents); provided that, such tail policy (i) shall not have aggregate premiums in excess of the amount set forth in Part 5.4(d) of the Disclosure Schedule, and (ii) shall be effective for a period from the Effective Date through and including the date six years after the Closing Date with respect to claims arising from facts or events that existed or occurred prior to or on the Effective Date; provided further, that, if equivalent coverage cannot be obtained or can be obtained only by paying aggregate premiums in excess of the amount set forth in Part 5.4(d) of the Disclosure Schedule, the Parents shall only be required to obtain (and the Surviving Corporation shall only be required to maintain) as much coverage as can be obtained by paying aggregate premiums equal to the amount set forth in Part 5.4(d) of the Disclosure Schedule.

(e)           The provisions of this Section 5.4 shall not, however, apply to, and there shall be no indemnification by the Company of any Company Subsidiary for claims against the Payment Agent in its capacity as such.

(f)            This Section 5.4 shall survive the consummation of the Merger and the Effective Time, is intended to benefit and may be enforced by each of the D&O Indemnified Parties and his or her heirs and representatives, and shall be binding on all successors and assigns of the Parents and the Surviving Corporation.  The provisions of this Section 5.4 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any D&O Indemnified Party or his or her heirs or representatives may have by contract or otherwise.

5.5.         Notifications of Certain Matters.

(a)           The Company shall give prompt notice to the Parents of the occurrence, or failure to occur, of any event before the Closing which occurrence or failure causes (i) any representation or warranty of the Company or the Company Subsidiary contained in this Agreement or any exhibit or schedule hereto to be untrue or inaccurate in any material respect or (ii) the Company or the Company Subsidiary to be unable to comply with or satisfy by the Closing any material covenant, obligation, condition or agreement to be complied with or satisfied by it under this Agreement any exhibit or schedule hereto; provided, however, that such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant, obligation or agreement or to satisfy any condition or otherwise affect the remedies available to the Parents and Merger Sub hereunder.  The Company shall use commercially reasonable efforts to give prompt notice to the Parents of any event or state of facts before the Closing that has or is reasonably likely to have a Material Adverse Effect.  Any such notification by the Company shall not be deemed to amend the schedules hereto for purposes of determining whether the conditions set forth in Article 6 hereof have been satisfied and shall not be deemed to cure any breach of any representation or warranty or to limit the rights and remedies of the parties under this Agreement for any breach by the other parties of such representations and warranties.

(b)           The Parents shall give prompt notice to the Company of (i) the occurrence, or failure to occur, of any event before the Closing which occurrence or failure causes the Parents to be unable to comply with or satisfy by the Closing any material covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any exhibit or schedule hereto; provided, however, that such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement or to satisfy any condition.

5.6.         Disclosure.  The initial press release relating to this Agreement shall be a joint press release the text of which shall be agreed to by each of the Parents and the Company.  Thereafter, each of the Parents and the Company shall consult with each other before issuing, and provide each other reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or automated inter-dealer quotation system; provided that, in the case of any such requirement, to the extent possible, the party required to issue such release or make such statement shall confer with the other party concerning the timing and content of any announcement before it is release to the public.  The Parents and the Company acknowledge that they have previously executed the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms.  All information contained (i) herein, (ii) in the Disclosure Schedule, or (iii) delivered to the Parents or any of their authorized representatives pursuant hereto shall be deemed to be “Confidential Information” under the Confidentiality Agreement (as defined and subject to the exceptions contained in the Confidentiality Agreement) until the Closing Date.  Notwithstanding the foregoing, each of the Company, the Parents and Merger Sub may make any disclosures which are consistent with prior releases or announcements made in accordance with this Section 5.6.

5.7.         Takeover Statutes.  If any “fair price,” “moratorium,” “control share acquisition,” “interested stockholder,” “business combination,” “stockholder protection,” “interested shareholder” or other similar antitakeover statute or regulation enacted under state or federal Laws in the United States of America (including, without limitation, Section 203 of the DGCL) shall become applicable to the Merger and the transactions contemplated hereby, the Board and the Company, subject to Section 4.3, shall grant such approvals and take such actions as are reasonably necessary so that the Merger and the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate the effects of such takeover provision on the Merger and the transactions contemplated hereby.

5.8.         Further Action; Commercially Reasonable Efforts.  Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Merger and the transactions contemplated by this Agreement, including, without limitation, (a) using commercially reasonable efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company and the Company Subsidiaries as are necessary for the consummation of and to fulfill the conditions to the Merger and the transactions contemplated hereby and (b) using commercially reasonable efforts to cooperate with the Parents or Merger Sub in connection with the Debt Financing pursuant to Section 5.9.

5.9.         Cooperation in Debt Financing.  Prior to the Closing, the Company shall provide to the Parents and Merger Sub, and shall cause the Company Subsidiaries to, and shall use commercially reasonable efforts to cause the respective Representatives of the Company and its Subsidiaries to, provide to the Parents and Merger Sub all cooperation reasonably requested by the Parents that is necessary in connection with the Debt Financing, including using commercially reasonable efforts to:

(i)            participate in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies on reasonable advance notice by the Parents;

(ii)           assist with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses, business projections and similar documents required in connection with the Debt Financing, including execution and delivery of customary representation letters in connection therewith, provided that any private placement memoranda or prospectus in relation to high yield debt securities need not be issued by the Company;

(iii)         as promptly as practicable, furnish the Parents and Merger Sub and their Debt Financing sources with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by the Parents in order to consummate the Debt Financing, including all Company information, financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and other accounting rules and regulations of the SEC, and of type and form customarily included in private placements under Rule 144A of the Securities Act (including, to the extent applicable to such financial statements, the reports of the Company’s auditors thereon, which reports shall be unqualified, and related management’s discussion and analysis of financial condition and results of operations) (the “Required Financial Information”);

(iv)          issue customary representation letters to auditors and obtain accountants’ comfort letters and consents to the use of accountants’ audit reports relating to the

Company, legal opinions, appraisals, surveys, engineering reports, title insurance and other documentation and items relating to the Debt Financing as reasonably requested by the Parents (including a legal opinion at the Closing from the Company’s current outside legal counsel with respect to such matters concerning the Company and the Company Subsidiaries as are customary for such transactions and in a form reasonably acceptable to the Parents) and, if requested by the Parents or Merger Sub, to cooperate with and assist the Parents or Merger Sub in obtaining such documentation and items;

(v)            provide monthly financial statements (excluding footnotes) in the form and within the time period following the end of the month in which the Company customarily prepares such financial statements;

(vi)          execute and deliver, as of and subject to the occurrence of the Effective Time, any pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by the Parents (including a certificate of the Chief Financial Officer of the Company or Company Subsidiaries with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Debt Financing) and otherwise reasonably facilitating the pledging of collateral (including cooperation in connection with the payoff of existing indebtedness and the release of related liens);

(vii)         permit the prospective lenders involved in the Debt Financing to evaluate the Company’s and the Company Subsidiaries’ assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements;

(viii)        obtain waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and contracts to which the Company or any Company Subsidiary is party and to arrange discussions among the Parents, Merger Sub and their financing sources with other parties to material leases, encumbrances and contracts;

(ix)          to the extent the satisfaction of conditions set forth in the Debt Financing Commitment requires actions by or cooperation of the Company or any Company Subsidiaries, no later than the date of the Company Meeting, satisfying the conditions set forth in the Debt Financing Commitment which can be satisfied as of a date prior to the closing date with respect to the Debt Financing; and

(x)           take all actions necessary to permit the consummation of the Debt Financing and to permit the proceeds thereof, together with the cash of the Company and the Company Subsidiaries, to be made available to the Company on the Closing Date to consummate the Merger;

provided, however, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or the Company Subsidiaries.  The Company will periodically update the Required Financial Information to be included in an offering document to be used in connection with such Debt Financing in order to ensure that such Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained there in, in light of the circumstances in which they were made, not misleading.  The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any Company Subsidiary or the reputation or goodwill of the Company or any of Company Subsidiary. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any Company Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability or obligation to the lenders or prospective lenders in connection with the Financing (or any replacements thereof) unless otherwise indemnified by the Parents or Merger Sub in connection therewith prior to the Effective Time.

5.10.       Shareholder Litigation.  Subject to a customary joint defense agreement, the Company shall give the Parents the opportunity to participate in, but not control, the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement; provided, however, nothing herein shall require either party to take any action that its outside counsel reasonably concludes would jeopardize the work product privilege or the attorney-client privilege.  The Company shall not enter into any settlement of such litigation without the Parents’ prior written consent (such consent not to be unreasonably withheld or delayed).

5.11.       Treatment of Notes.

(a)           As soon as reasonably practicable after the receipt of any written request from the Parents, the Company shall commence an offer to purchase, and related consent solicitation with respect to, all of the outstanding aggregate principal amount of the 10 1/2% Senior Discount Notes due 2012 of the Company (the “Notes”) on the terms and conditions specified by the Parents (the “Debt Offer”). Notwithstanding the foregoing, the closing of the Debt Offer shall be conditioned on the completion of the Merger and otherwise shall be in compliance with all applicable Laws and SEC rules and regulations. The Company and the Parents shall, and shall cause their respective Subsidiaries to, and shall use their commercially reasonable efforts to cause their respective Representatives to, provide cooperation and assistance reasonably requested by the other in connection with the Debt Offer. If requested by the Parents in writing, in lieu of the Company commencing the Debt Offer for such Notes (or in addition thereto), the Company shall, to the extent permitted by the indenture and supplemental indentures governing the Notes (collectively, the “Indenture”) take actions reasonably requested by the Parents that are reasonably necessary for the satisfaction and/or discharge and/or defeasance of the Notes pursuant to the applicable provisions of the Indenture, and shall satisfy and/or discharge and/or defease, as applicable, the Notes in accordance with the terms of the Indenture at the Effective Time, provided that to the extent that any action described above can be conditioned on the occurrence of the Effective Time, it will be so conditioned, and provided, further, that prior to the Company being required to take any of the actions described above that cannot be conditioned on the occurrence of the Effective Time, prior to the Closing, Merger Sub shall irrevocably deposit, or shall cause to be irrevocably deposited with the trustee under the Indenture sufficient funds to effect such satisfaction or discharge or defeasance.

(b)           The Company covenants and agrees that, promptly following the consent solicitation expiration date in connection with the Debt Offer, assuming the requisite consents are received, the Company shall (and shall use its commercially reasonable efforts to cause the trustee to) execute a supplemental indenture to the Indenture, which supplemental indenture shall implement the amendments described in the offer to purchase, related letter of transmittal, and other related documents (collectively, the “Offer Documents”) and shall become operative only concurrently with the Effective Time, subject to the terms and conditions of the Offer Documents and this Agreement (including the conditions to the Debt Offer). Concurrently with the Effective Time, the Parents shall cause the Surviving Corporation to accept for payment and thereafter promptly pay for the Notes that have been properly tendered and not properly withdrawn pursuant to the Debt Offer and in accordance with the Debt Offer using funds provided by or at the direction of the Parents.

(c)           The Parents shall prepare all necessary and appropriate documentation in connection with the Debt Offer, including the Offer Documents.  The Parents and the Company shall, and shall cause their respective Subsidiaries to, reasonably cooperate with each other in the preparation of the Offer Documents. The Offer Documents (including all amendments or supplements) and all mailings to the holders of the Notes in connection with the Debt Offer shall be subject to the prior review of, and comment by, the Company and the Parents and shall be reasonably acceptable to each of them prior to their mailing, distribution or execution, as applicable. If at any time prior to the completion of the Debt Offer any information should be discovered by the Company and its Subsidiaries, on the one hand, or the Parents, on the other hand, which information should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall use commercially reasonable efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by the Parents describing such information shall be disseminated by or on behalf of the Company to the holders of the Notes (which supplement or amendment and dissemination may, at the reasonable direction of the Parents, take the form of a filing of a Current Report on Form 8-K). Notwithstanding anything to the contrary in this Section 5.11(c), the Company shall and shall cause the Company Subsidiaries to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable Law to the extent such laws are applicable in connection with the Debt Offer and such compliance will not be deemed a breach hereof.

5.12.       Termination of Certain Indebtedness.

(a)           The Company shall use commercially reasonable efforts to deliver to the Parents at least two Business Days prior to the Closing Date payoff letters from third-party lenders and trustees, in form and substance reasonably satisfactory to the Parents, with respect to the indebtedness of the Company and its Subsidiaries identified on Section 5.12(a) of the Disclosure Schedule and any other indebtedness specified by the Parents to the Company no later than 10 days prior to the Closing.

(b)           On the Closing Date, subject to the Parents making available necessary funds to do so, the Company shall and shall cause the Company Subsidiaries to permanently (i) terminate the credit facilities requested by the Parents to be so terminated, if and to the extent such facilities are either identified on Section 5.12(b) of the Disclosure Schedule or specified by the Parents to the Company no later than five days prior to Closing, and all related Contracts to which the Company or any Company Subsidiary is a party, and (ii) to the extent the related facility is terminated pursuant to this Section 5.12, release any Liens on its assets relating to those facilities.

5.13.       Stock Exchange Listing; De-Registration.  Prior to the Closing Date, the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws, including the rules and regulations of the NYSE, (a) to ensure that the Company Common Stock remains listed on the NYSE at all times prior to the Effective Date and that the Company remains in compliance in all material respects with the rules and regulations of the NYSE, and (b) to enable the delisting by the Surviving Corporation of the Company Common Stock from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Date.

5.14.       Subsequent Filings.  Until the Closing Date, the Company will use commercially reasonable efforts to timely file or furnish with or to the SEC each form, report and other document required to be filed or furnished (as applicable) by the Company under the Exchange Act.  As of their respective dates, no form, report or other document filed by the Company with the SEC after the date hereof pursuant to the requirements of the Exchange Act shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The audited consolidated financial statements and unaudited interim financial statements of the Company included in such forms, reports and other documents shall be prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and shall fairly present, in all material respects, the financial position of the Company and its Subsidiaries as at the dates thereof and the results of their operations and changes in financial position for the periods then ended.

6.             CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PARENTS AND MERGER SUB

The obligations of the Parents and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by the Parents), at or prior to the Closing, of each of the following conditions:

6.1.         Accuracy of Representations and Warranties.  The representations and warranties of the Company set forth in Section 2.3 (Capitalization), the last sentence of Section 2.5 (Absence of Certain Changes), Section 2.19 (Corporate Authority; Binding Nature of Agreement) and Section 2.22 (Brokers) shall be true and correct in all respects (except, in the case of Section 2.3, for inaccuracies that are de minimis in the aggregate), in each case, both as of the date of this Agreement and as of the Effective Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).  The representations and warranties of the Company contained in this Agreement (other than those listed in the preceding sentence) shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Effective Time as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of the earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect as of the Closing Date.

6.2.         Performance of Covenants.  The Company shall have performed and complied with, in all material respects, all of its agreements and covenants contained in this Agreement at or before the Closing (to the extent that such agreements and covenants require performance by the Company at or before the Closing).

6.3.         Certificate of Officer.  The Company shall have delivered to the Parents and Merger Sub a certificate, dated the Effective Time, and signed by the President or Chief Financial Officer of the Company, certifying that the conditions set forth in Sections 6.1 and 6.2 have been satisfied.

6.4.         Stockholder Approval.  The Required Company Stockholder Vote shall have been obtained in accordance with the DGCL and the rules and regulations of the NYSE.

6.5.         HSR Clearance.  The waiting period applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

6.6.         No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by the Parents shall have been issued by any court of competent jurisdiction and remain in effect, and no Law shall have been enacted since the date of this Agreement that makes consummation of the Merger by the Parents illegal.

6.7.         Resignations.  The Parents shall have received the written resignations of all directors of the Company and of the Company Subsidiaries effective as of the Effective Time.

7.             CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by the Company), at or prior to the Closing, of the following conditions:

7.1.         Accuracy of Representations.  The representations and warranties of the Parents and Merger Sub set forth in Article 3 shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth herein) as of the date of this Agreement and as of the Effective Time as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of the earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a material adverse effect on the ability of Purchaser or Merger Sub to consummate the Merger.

7.2.         Performance of Covenants.  The Parents and Merger Sub shall have performed and complied with, in all material respects, all of their agreements and covenants contained in this Agreement at or before the Closing (to the extent that such agreements and covenants require performance by the Parents or Merger Sub at or before the Closing).

7.3.         Certificate of Officer.  The Parents and Merger Sub each shall have delivered to the Company a certificate, dated the Effective Time, and signed by the Chief Executive Officer or Chief Financial Officer of each of the Parents and Merger Sub, certifying, respectively, that the conditions set forth in Sections 7.1 and 7.2 have been satisfied.

7.4.         Stockholder Approval.  The Required Company Stockholder Vote shall have been obtained in accordance with the DGCL and the rules and regulations of the NYSE.

7.5.         HSR Clearance.  The waiting period applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

7.6.         No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by the Company shall have been issued by any court of competent jurisdiction and remain in effect, and no Law shall have been enacted since the date of this Agreement that makes consummation of the Merger by the Company illegal.

8.             TERMINATION

8.1.         Termination.  This Agreement may be terminated at any time prior to the Effective Time (whether before or after the adoption of this Agreement by the Required Company Stockholder Vote), with any termination by the Parents also being an effective termination by Merger Sub:

(a)           by mutual written consent of the Parents and the Company;

(b)           by either the Parents or the Company if the Merger shall not have been consummated by the End Date; provided that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure to consummate the Merger by the End Date is the result of the failure on the part of such party to comply with or perform in all material respects any covenant, agreement or obligation under this Agreement required to be complied with or performed by such party at or prior to the Effective Time;

(c)           by either the Parents or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling or taken any other action having the effect of restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and non-appealable; provided that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if such party did not comply with its obligations under Section 5.1(b), Section 5.2, Section 5.8 and/or Section 5.10;

(d)           by either the Parents or the Company if the Required Company Stockholder Vote contemplated by this Agreement shall not have been obtained at the Company Meeting;

(e)           by the Parents if (i) any of the representations or warranties of the Company herein are untrue or inaccurate such that the condition set forth in Section 6.1 would not be satisfied or (ii) there has been a breach on the part of the Company of any of its covenants or agreements herein such that the condition set forth in Section 6.2 would not be satisfied, and, in either case, such untruth, inaccuracy or breach (if curable) has not been cured on or before the earlier of the End Date and the 30th day after notice to the Company;

(f)            by the Company if (i) any of the representations or warranties of the Parents or Merger Sub herein are untrue or inaccurate such that the condition set forth in Section 7.1 would not be satisfied or (ii) there has been a breach on the part of the Parents or Merger Sub of any of its covenants or agreements herein such that the condition set forth in Section 7.2 would not be satisfied, and, in either case, such untruth, inaccuracy or breach (if curable) has not been cured on or before the earlier of the End Date and the 30th day after notice to the Parents;

(g)           by the Parents, if (i) the Special Committee or the Board of the Company shall have withdrawn or modified in a manner adverse to the Parents its approval of this Agreement or the Merger; (ii) the Special Committee or the Board of the Company shall have recommended or approved a Superior Proposal; (iii) a Change of Recommendation shall otherwise have occurred; or (iv) the Company shall have breached any of its obligations under Section 4.3;

(h)           by the Company at any time prior to receipt of the Required Stockholder Approval, by action of the Special Committee or the Board of the Company, if the Company has provided written notice to the Parents that the Company intends to enter into an Alternative Acquisition Agreement (which agreement shall be entered into immediately after the termination of this Agreement); provided that (i) the Company shall have complied with Section 4.3, (ii) the Company shall have attached the most current version of such Superior Proposal (or a summary containing all the material terms and conditions of such Superior Proposal, including the identity of the Person making such Superior Proposal) to such notice, (iii) the Special Committee or the Board of the Company determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with its fiduciary duties to the Company Common Stockholders under applicable Law, (iv) with respect to any such notice sent after the Solicitation Period End-Date, prior to terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, during the five calendar day period following the delivery of such notice (the “Notice Period”) (A) the Company shall have offered to negotiate with (and, if accepted, negotiate in good faith with (and shall use commercially reasonable efforts to cause its Representatives to negotiate with)) the Parents to make such adjustments to the terms and conditions of this Agreement and the terms of the Merger so that the Takeover Proposal ceases to constitute a Superior Proposal, and (B) the Company Board shall have determined in good faith, after the end of the Notice Period, after considering the results of such negotiations and the revised proposals made by the Parents, if any, that the Superior Proposal giving rise to such notice continues to be a Superior Proposal;

and (v) the Company pays the termination fee contemplated in Section 8.3 concurrently with entering into such Alternative Acquisition Agreement.  Notwithstanding the foregoing, with respect to any such notice sent after the Solicitation Period End-Date, in the event of any material revisions to the Superior Proposal after the start of the Notice Period, the Company shall be required to deliver a new written notice to the Parents and to comply with the requirements of this Section 8.1(h) with respect to such new written notice, and the Notice Period shall be deemed to have re-commenced on the date of such new notice; or

(i)            by the Company if the Parents have failed to consummate the Merger by 5:00 p.m. on the third Business Day after the final day of the Marketing Period and all of the conditions set forth in Section 6 would have been satisfied if the Closing were to have occurred on such date.

The party desiring to terminate this Agreement pursuant to any of clauses (b) through (i) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.6, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2.         Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be of no further force or effect, and there shall be no liability under this Agreement on the part of any party hereto, except:

(a)           as set forth in Section 8.3;

(b)           that this Section 8.2, Section 8.3 and Article 9 and the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect; and

(c)           that, subject to Section 8.5 and Section 9.7, the termination of this Agreement shall not relieve any party from any liability for fraud or for any prior or willful breach of any of its representations, warranties, covenants or agreements contained in this Agreement prior to such termination.

8.3.         Termination Fees.

(a)           In the event of a termination of this Agreement under Section 8.1(g) or Section 8.1(h), then the Company shall pay a non-refundable fee to FROZEN, LLC or as directed by FROZEN, LLC equal to $21,000,000 (such amount, the “Termination Fee”) (provided, that if such termination is by the Company pursuant to Section 8.1(h) prior to the Solicitation Period End-Date in order to enter into a definitive agreement with respect to a Superior Proposal prior to the Solicitation Period End-Date, then, in such case, such payment shall instead be in the amount equal to the sum of (x) $7,000,000 plus (y) the amount of any filing fees relating to the HSR Act paid by the Parents pursuant to Section 5.2 prior to the date of such termination), as promptly as reasonably practicable (and, in any event, within two Business Days following such termination, or in the case of termination pursuant to Section 8.1(h), contemporaneously with such termination), payable by wire transfer of immediately available funds to an account designated by FROZEN, LLC.

(b)           In the event that this Agreement is terminated by the Parents or the Company pursuant to Section 8.1(d), then the Company shall reimburse the Parents for all Expenses incurred by or on behalf of the Parents or their Affiliates or their prospective financing sources as of the time of such reimbursement up to a maximum of $7,000,000, as promptly as reasonably practicable following delivery of supporting documentation thereof (and, in any event, within two Business Days following receipt of such documentation), payable by wire transfer of immediately available funds to an account designated by the Parents; provided that, the payment by the Company of such Expenses pursuant to this Section 8.3(b) shall not relieve the Company of any obligation to pay the Termination Fee pursuant to Section 8.3(c).

(c)           In the event that (A) following the occurrence of an event described in following clause this Agreement is terminated by the Parents or the Company pursuant to Section 8.1(b) or Section 8.1(d) or by the Parents pursuant to Section 8.1(e) and (B) within twelve (12) months of any such termination, the Company consummates any Takeover Proposal, or enters into a definitive agreement in respect of any Takeover Proposal, then the Company shall pay to the Parents, or as directed by the Parents, on the date of entry into the agreement in respect of the Takeover Proposal, or, if earlier, consummation of such Takeover Proposal, as applicable, an amount equal to the Termination Fee minus the amount of any Expenses previously paid by the Company pursuant to Section 8.3(b).  Payment of such amount shall be made, as directed by the Parents, by wire transfer of immediately available funds.

(d)           If the Company terminates this Agreement pursuant to Section 8.1(i), then Merger Sub shall pay the Termination Fee (such payment to the Company pursuant to this Section 8.3(d) being hereinafter referred to as the “Reverse Termination Fee”) to the Company or as directed by the Company as promptly as reasonably practicable (and, in any event, within two Business Days following such termination).

8.4.         Fees and Expenses.

(a)           Except as otherwise set forth in this Section 8.4(a), all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.  As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, brokers, financing sources, experts and consultants to a party hereto and its affiliates), transfer taxes and the like incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement.  The Company shall pay all Expenses in connection with the preparation, printing, filing and mailing of the Proxy Statement and the solicitation of Company Common Stockholder approvals and the Parents shall pay the filing fees and all other Expenses incurred in connection with the filings under the HSR Act and any other Antitrust Laws.

(b)           Each of the Company, the Parents and Merger Sub acknowledges that the agreements contained in Section 8.3, this Section 8.4 and Section 8.5 are an integral part of the transactions contemplated by this Agreement.  In the event that the Company shall fail to pay the Termination Fee to the Parents when due, the Company shall reimburse the Parents for all reasonable costs and expenses actually incurred or accrued by the Parents (including reasonable fees and expenses of counsel) in connection with the collection under and the enforcement of this Section 8.4.

8.5.         No Recovery.

(a)           Notwithstanding anything to the contrary in this Agreement, the sole and exclusive remedy of the Company and its Subsidiaries against the Parents, Merger Sub or the Guarantors for any loss or damage arising out of or related to this Agreement or the transactions contemplated hereby, including any loss or damage suffered as a result of the breach of any representation, warranty, covenant or agreement contained in this Agreement by the Parents or Merger Sub and the failure of the Merger to be consummated for any reason shall be the following, as applicable:  (i)  the Company may terminate this Agreement to the extent set forth in Section 8.1 and  (ii) (A) to the extent this Agreement has been properly terminated in accordance with Section 8.1(i), the Company shall be entitled to be paid an aggregate amount equal to the Reverse Termination Fee to the extent required pursuant to Section 8.3(d), and upon payment of the Reverse Termination Fee in accordance with Section 8.3(d), none of Parents, Merger Sub or the Guarantors shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement or (B) to the extent this Agreement has been terminated other than pursuant to Section 8.1(i), the Company shall be entitled to recover amounts owing, if any, for indemnification pursuant to the last sentence of Section 5.9 up to an aggregate amount for all Persons not to exceed the amount of the Reverse Termination Fee.  For the avoidance of doubt, none of the Parents, Merger Sub or the Guarantors shall have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement except as set forth in clauses (A) or (B) above.

(b)           The Company agrees that, notwithstanding anything herein to the contrary, (i) in no event shall the Company seek to recover any damages (monetary or otherwise) other than to recover amounts owing, if any, for indemnification pursuant to the last sentence of Section 5.9 up to an aggregate amount from all Persons not to exceed the amount of the Reverse Termination Fee and, to the extent the Reverse Termination Fee is payable pursuant to Section 8.3(d), the payment of the Reverse Termination Fee, but in each case only to the extent and as provided in Section 8.5(a), (ii) the maximum liability of the Guarantors, directly or indirectly, shall be limited to the express obligations of the Guarantors under the Guarantees; and (iii) in no event shall any “Related Person” (as defined in the Guarantees) have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

9.             MISCELLANEOUS PROVISIONS

9.1.         Amendment; Waiver.

(a)           At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company (acting through the Special Committee, if then in existence), the Parents and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after receipt of the  Required Company Stockholder Vote, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the New York Stock Exchange require further approval of the Company Common Stockholders, the effectiveness of such amendment or waiver shall also be subject to the approval of the Company Common Stockholders.

(b)           Notwithstanding the foregoing, no failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

9.2.         Entire Agreement; Counterparts.  This Agreement and the exhibits and schedules hereto (including the Disclosure Schedule) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect.  This Agreement may be executed in several counterparts (including by facsimile or other electronic copy), each of which shall be deemed an original and all of which shall constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile, e-mail or other electronic transmission) to the other parties.

9.3.         Applicable Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.  In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement:  (i) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware; and (ii) each of the parties irrevocably waives the right to trial by jury.

9.4.         Assignability.  This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided that neither this Agreement nor any of the rights hereunder may be assigned by the Company or the Parents without the prior written consent of the other party, which consent shall not be unreasonably withheld, and any attempted assignment of this

Agreement or any of such rights without such consent shall be void and of no effect; provided, further, however, that Merger Sub shall be permitted to transfer or assign to one of its Affiliates the right to enter into the transactions contemplated by this Agreement.  Except as provided in Section 5.4, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided that following the Closing all Persons that held Company Common Stock  immediately prior to the Closing shall be deemed to be third-party beneficiaries solely of the provisions of Article 1.

9.5.         Disclosure Schedule.  The Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of the Company contained in this Agreement.  Nothing in the Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in this Agreement or create any covenant.  Matters reflected in the Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in this Disclosure Schedule.  Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

9.6.         Notices.  Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, or (ii) two Business Days after being sent by Federal Express or other internationally recognized express delivery service or by facsimile, provided that in each case the notice or other communication is sent to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to the Parents or Merger Sub to:

280 Park Avenue, 11th Floor
New York, NY 10017
Fax:  (212) 503-6960
Tel:  (212) 503-2171
Attn:  Timothy J. White

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, Illinois  60601

Attention:  Kirk A. Radke

                  Jeffrey Seifman, P.C.

Tel:  (312) 861-2000
Facsimile:  (312) 861-2200

if to the Company:

Reddy Ice Holdings, Inc.
8750 North Central Expressway, Suite 1800
Dallas, Texas  75231
Attention:  Jimmy C. Weaver
Tel:  (214) 526-6740
Facsimile:  (214) 528-1532

with copies (which shall not constitute notice) to:

DLA Piper US LLP
1251 Avenue of the Americas
New York, NY  10020
Attention:  Roger Meltzer, Esq.
Tel:  (212) 335-4500
Facsimile:  (212) 335-4501

9.7.         Severability; Specific Performance.

(a)           Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(b)           The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed by the Company in accordance with the terms hereof and that, prior to the termination of this Agreement pursuant to Section 8, the Parents and Merger Sub shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.  The parties acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Parents or Merger Sub or any remedy to enforce specifically the terms and provisions of this Agreement and that the Company’s sole and exclusive remedy with respect to such breach shall be the remedies set out in Section 8.5.

9.8.         Remedies Cumulative.  Subject to Section 9.7(b), all rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other right, power or remedy by such party.

9.9.         Rule 16b-3.  Notwithstanding anything in this Agreement to the contrary, prior to the Effective Time, the Company may take such actions as may be necessary to cause dispositions of equity securities of the Company (including derivative securities) pursuant to the transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with the procedures set forth in such Rule 16b-3 and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999).

9.10.       Knowledge.  No party to this Agreement will be deemed to have breached any representation or warranty that is made to such party’s “knowledge” unless any of the individuals listed in Part 9.10 of the Disclosure Schedule has actual knowledge, as of the date of this Agreement or as of the Closing Date, as the case may be, that such representation or warranty is inaccurate.  No knowledge shall be imputed to any individual and no individual shall be expected or required to undertake an investigation or inquiry of any nature for the purpose of verifying the accuracy of any representation, warranty or other statement set forth in this Agreement.

9.11.       Construction.

(a)           For purposes of this Agreement, whenever the context requires:  the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)           The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)           As used in this Agreement, (i) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation” and (ii) the words “hereby,” “herein,” “hereunder” and “hereto” shall be deemed to refer to this Agreement in its entirety and not to any specific section of this Agreement.

(d)           Except as otherwise indicated, all references in this Agreement to “Sections,” “Articles,” “Exhibits” and “Schedules” are intended to refer to Sections or Articles of this Agreement and Exhibits or Schedules to this Agreement.

(e)           Headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

FROZEN, LLC

By:	/s/ Timothy White
	Name:	Timothy White
	Title:	President

HOCKEY PARENT INC.

By:	/s/ Timothy White
	Name:	Timothy White
	Title:	President

HOCKEY MERGERSUB, INC.

By:	/s/ Timothy White
	Name:	Timothy White
	Title:	President

REDDY ICE HOLDINGS, INC.

By:	/s/ Jimmy C. Weaver
	Name:	Jimmy C. Weaver
	Title:	President & CEO

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

2003 Plan.  “2003 Plan” means the Reddy Ice Holdings, Inc. 2003 Stock Option Plan, as amended.

2005 Plan.  “2005 Plan” shall have the meaning specified in Section 1.6.

Acceptable Confidentiality Agreement.  “Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains (i) confidentiality provisions that are in the aggregate no less favorable to the Company than those contained in the Confidentiality Agreement and (ii) standstill provisions that are identical to those contained in the Confidentiality Agreement; provided, that any such confidentiality agreement need not contain provisions limiting the ability of the party thereto to have discussions or share information with, or enter into agreements, understandings or arrangements with potential sources of debt or equity financing or co-bidders.

Adjustment.  “Adjustment” shall have the meaning specified in Section 1.7.

Advisor.  “Advisor” shall have the meaning specified in Section 2.22.

Affiliate Transaction.  “Affiliate Transaction” shall have the meaning specified in Section 2.27.

Affiliates.  “Affiliates” shall mean, with respect to any Person, (i) any family member of such Person, (ii) any other Person, directly or indirectly, controlling, controlled by or under common control with such Person or with any family member of such Person.

Agreement.  “Agreement” shall have the meaning specified in the preamble of this Agreement.

Alternative Acquisition Agreement.  “Alternative Acquisition Agreement” shall have the meaning specified in Section 4.3(e).

Antitrust Laws.  “Antitrust Laws” shall mean all Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

Board.  “Board” shall mean the board of directors, board of managers, manager, general partner or other such managing body or Person with regard to the Person to which such term applies.

Business Day.  “Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized by law to close in the City of New York.

Closing.  “Closing” shall have the meaning specified in Section 1.3.

Closing Date.  “Closing Date” shall have the meaning specified in Section 1.3.

Change of Recommendation.  “Change of Recommendation” shall have the meaning specified in Section 4.3(e).

COBRA.  “COBRA” shall have the meaning specified in Section 5.3(d).

Code.  “Code” shall mean the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

Company.  “Company” shall have the meaning specified in the preamble of this Agreement.

Company Balance Sheet Date.  “Company Balance Sheet Date” shall have the meaning specified in Section 2.5.

Company Common Stock.  “Company Common Stock” shall have the meaning specified in Section 1.5(a).

Company Common Stockholders.  “Company Common Stockholders” shall mean the record holders of the Company Common Stock immediately prior to the Effective Time.

Company Employees.  “Company Employees” shall have the meaning specified in Section 5.3(a).

Company Financial Statements.  “Company Financial Statements” shall have the meaning specified in Section 2.4(c).

Company Intellectual Property.  “Company Intellectual Property” shall have the meaning specified in Section 2.9(c).

Company Material Contract.  “Company Material Contract” shall have the meaning specified in Section 2.10(a).

Company Meeting.  “Company Meeting” shall have the meaning specified in Section 5.1(c).

Company Plans.  “Company Plans” shall have the meaning specified in Section 2.14(a).

Company Preferred Stock.  “Company Preferred Stock” shall have the meaning specified in Section 2.3.

Company RSU Agreements.  “Company RSU Agreements” shall have the meaning specified in Section 1.9(a).

Company RSUs.  “Company RSUs” shall mean restricted share units granted to employees and directors of the Company under the 2005 Plan which are convertible upon vesting into shares of Company Common Stock.

Company SEC Documents.  “Company SEC Documents” shall have the meaning specified in Section 2.4(a).

Company Stock Certificate.  “Company Stock Certificate” shall have the meaning specified in Section 1.8.

Company Subsidiaries.  “Company Subsidiaries” shall mean the entities set forth on Schedule 1 attached hereto.

Confidentiality Agreement.  “Confidentiality Agreement” shall mean that certain mutual and disclosure agreement, dated as of May 3, 2007, between the Company and GSO Capital Partners LP.

Consent.  “Consent” shall mean any consent, approval or waiver.

Contract.  “Contract” shall mean any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, franchise or license agreement.

D&O Indemnified Parties.  “D&O Indemnified Parties” shall have the meaning specified in Section 5.4(a).

Debt Financing.  “Debt Financing” shall have the meaning specified in Section 3.6.

Debt Financing Commitment.  “Debt Financing Commitment” shall have the meaning specified in Section 3.6.

Debt Offer.  “Debt Offer” shall have the meaning specified in Section 5.11(a).

DGCL.  “DGCL” shall have the meaning specified in Recital B of this Agreement.

Disclosure Schedule.  “Disclosure Schedule” shall mean the Disclosure Schedule to this Agreement delivered by the Company as of the date of this Agreement.

Dissenting Shares.  “Dissenting Shares” shall have the meaning specified in Section 1.10(a).

Dissenting Stockholder.  “Dissenting Stockholder” shall have the meaning specified in Section 1.10(a).

DOL.  “DOL” shall have the meaning specified in Section 2.14(b).

DOJ.  “DOJ” shall have the meaning specified in Section 5.2.

Effective Time.  “Effective Time” shall have the meaning specified in Section 1.3.

End Date.  “End Date” shall mean December 15, 2007, provided that the Company shall have the right, in its sole discretion, to extend the End Date by up to 60 days if any of the conditions set forth in Sections 6 or 7 shall not have been satisfied or waived as of December 1, 2007, provided, further, that if the Marketing Period has commenced on or before any such End Date, but not ended on or before any such End Date, such End Date shall automatically be extended to occur three Business Days after the final day of the Marketing Period.

Environment.  “Environment” shall mean any land (including soil and surface or subsurface strata), surface waters (including navigable waters, ocean waters, streams, lakes, ponds, drainage basins, wetlands of any kind, and sediments), groundwater, drinking water supply, ambient and indoor air, plant and animal life, and natural resources.

Environmental Law.  “Environmental Law” shall mean all Laws relating to public health and safety or worker health and safety as affected by Hazardous Materials, noise or odor or pollution or the protection or restoration of the Environment or the release of Hazardous Materials into the Environment, including all those relating to the generation, manufacture, processing, use, handling, treatment, storage, disposal, release, distribution and transportation of, or exposure to, solid, gaseous or liquid hazardous materials, substances or wastes, including the Clean Air Act, 42 U.S.C. §7401 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq., the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251 et seq., the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, 42 U.S.C. §9601 et seq., the Toxic Substances Control Act, 15 U.S.C. §2601 et seq., the Oil Pollution Act of 1990, 33 U.S.C. §2701 et seq., the Emergency Planning and Community Right to Know Act, 42 U.S.C. §1101 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. §1501 et seq.

Environmental Permits.  “Environmental Permits” shall have the meaning specified in Section 2.16(c).

Equity Funding Letter.  “Equity Funding Letter” shall have the meaning specified in Section 3.6.

ERISA.  “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Exchange Act.  “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Expenses.  “Expenses” shall have the meaning specified in Section 8.4(a).

FDA.  “FDA” shall have the meaning specified in Section 2.11.

Financing.  “Financing” shall have the meaning specified in Section 3.6.

FTC.  “FTC” shall have the meaning specified in Section 5.2.

GAAP.  “GAAP” shall mean United States generally accepted accounting principles.

Governmental Authority.  “Governmental Authority” shall mean any:  (i) nation, principality, state commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government, (iii) governmental body of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or entity and any court or other tribunal); or (iv) individual, entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, policy, military or taxing or arbitral authority or power of any nature.

Guarantee.  “Guarantee” shall have the meaning specified in Section 3.11.

Guarantor.  “Guarantor” shall have the meaning specified in Section 3.11.

Hazardous Materials.  “Hazardous Materials” shall mean any hazardous or toxic material, substance or waste and any other material subject to regulation or governed by, or for which liability may be imposed under, any Environmental Law, including oil, petroleum and petroleum products, asbestos, polychlorinated biphenyls, natural gas, natural gas liquids, synthetic gas, drilling fluids, produced waters, and radioactive material.

HSR Act.  “HSR Act” shall mean the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended.

Indenture.  “Indenture” shall have the meaning specified in Section 5.11(a).

Intellectual Property.  “Intellectual Property” means the following items of all U.S. and foreign intangible property:

(i)            patents, whether in the form of utility patents or design patents and all pending applications for such patents;

(ii)           copyrights, whether or not registered, and all pending applications for registration of the same, copyrightable works, including, without limitation, recipes, menus, operation manuals, marketing materials, architectural designs and layouts;

(iii)          rights of publicity;

(iv)          Software; and

(v)           other relevant proprietary intellectual property rights, but in each case, excluding Trademarks.

For purposes of this Agreement, “Software” means computer software, programs and databases in any form (including Internet web sites, web content and links, all versions, updates, corrections, enhancements and modifications thereof, and all related documentation) and in the case of the Company, (i) used in the operation of the business of the Company or any Company Subsidiary, including all computer software and databases operated by the Company or any Company Subsidiary on its web sites or used by the Company or any Company Subsidiary in connection with processing customer orders, storing customer information, or storing or

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archiving data, but excluding software that is in general distribution to users of personal computers, and (ii) owned, manufactured, distributed, sold, licensed or marketed by the Company or any Company Subsidiary.

IRS.  “IRS” shall have the meaning specified in Section 2.14(b).

knowledge.  “knowledge” shall have the meaning specified in Section 9.10.

Law.  “Law” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, rule, regulation, order, directive, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

Leases. “Leases” shall mean all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any Company Subsidiary holds any leased real property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Company Subsidiary thereunder.

Licensed Trademarks.  “Licensed Trademarks” shall have the meaning specified in Section 2.9(a).

Lien.  “Lien” shall mean mortgages, deeds of trust, liens, security interests of any kind, Uniform Commercial Code financing statements, pledges, encumbrances, assignments of rents, title retention or security agreements, or defects of title.

Marketing Period. “Marketing Period” means the first period of 20 consecutive calendar days after all of the conditions set forth in Section 6 (other than conditions that by their nature can only be satisfied at the Closing) have been satisfied during which (A) the Parents shall have the Required Financial Information that the Company is required to provide to the Parents pursuant to Section 5.9(iv); provided that if the Marketing Period would not end on or prior to August 24, 2007, the Marketing Period shall commence no earlier than September 4, 2007 provided further that if the Required Financial Information that is furnished to the Parents would not be sufficiently current on any day during such Marketing Period if a registration statement using such financial statements were to be filed with the SEC on such date, then a new 20-day period shall commence upon the Parents’ receiving updated Required Financial Information that would be sufficiently current to permit the filing with the SEC of a registration statement using such financial statements; and provided further that in the event that the Company issues a public statement indicating its intent to restate any historical financial statements of the Company, then a new 20 day period shall commence as soon as such restatement is complete and the Company SEC Documents have been amended to reflect such restatements or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP.

Material Adverse Effect.  “Material Adverse Effect” shall mean any change, development, condition, occurrence, event or effect that, when taken together with all other adverse changes, events or effects, is or is reasonably likely to materially adversely affect (x) the assets and liabilities, condition (financial or otherwise) or existing business of the Company and the Company Subsidiaries, taken as a whole or (y) the ability of the Company to timely perform its obligations under and consummate the transactions contemplated by this Agreement;

provided that in the case of clause (x) only, none of the following (individually or in combination) shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Material Adverse Effect:  (i) any adverse effect resulting from changes in U.S. economic conditions; (ii) any adverse effect resulting from general changes or developments in the industry in which the Company and any Company Subsidiary operate; (iii) any adverse effect resulting from the announcement, execution or delivery of this Agreement or the pendency or consummation of the Merger or the other transactions contemplated hereby, including, without limitation, the impact or threatened impact thereof on relationships of the Company or any Company Subsidiary with customers, suppliers, employees, partners or financing sources or any change in the Company’s credit ratings; (iv) any adverse effect resulting from any change in GAAP or the interpretation thereof or any change in applicable Laws; (v) the failure by the Company to take any action prohibited by this Agreement; (vi) a decline in the price or trading volume of the Company Common Stock on the New York Stock Exchange or any failure by the Company to meet any estimates of revenues or earnings for any period, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such decline or failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect, and it being further understood that any such decline or failure may be taken into account in determining whether the facts or occurrences giving rise or contributing to such failure are materially adverse to the business or financial condition of the Company and the Company Subsidiaries, taken as a whole); (vii) the impact of weather in and of itself on the Company’s revenues or earnings; or (viii) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States unless, in the case of the foregoing clauses (i), (ii) and (viii), such changes or developments referred to therein would materially disproportionately impact the Company and the Company Subsidiaries taken as a whole relative to other industry participants.

Merger.  “Merger” shall have the meaning specified in Recital A of this Agreement.

Merger Sub.  “Merger Sub” shall have the meaning specified in the preamble of this Agreement.

New Plans.  “New Plans” shall have the meaning specified in Section 5.3(b).

Notes.  “Notes” shall have the meaning specified in Section 5.11(a).

Notice Period.  “Notice Period” shall have the meaning specified in Section 8.1(h).

NYSE.  “NYSE” shall mean the New York Stock Exchange.

Offer Documents.  “Offer Documents” shall have the meaning specified in Section 5.11(b).

Old Plans.  “Old Plans” shall have the meaning specified in Section 5.3(b).

Organizational Documents.  “Organizational Documents” shall have the meaning specified in Section 2.1(d).

Owned Trademarks.  “Owned Trademarks” shall have the meaning specified in Section 2.9(a).

Parents.  “Parents” shall have the meaning specified in the preamble of this Agreement.

Payment Agent.  “Payment Agent” shall have the meaning specified in Section 1.9(a).

Per Share Merger Consideration.  “Per Share Merger Consideration” shall have the meaning specified in Section 1.5(a).

Permit.  “Permit” shall mean all licenses, permits, certificates, consents, approvals or other similar authorizations relating to the operation of the business of the Company and the Company Subsidiaries.

Permitted Encumbrances.  “Permitted Encumbrances” shall have the meaning set forth in Section 2.8.

Person.  “Person” shall mean any individual, entity or Governmental Authority.

Plan.  “Plan” shall have the meaning specified in Section 2.14(a).

Pre-Closing Period.  “Pre-Closing Period” shall have the meaning specified in Section 4.1.

Proxy Statement.  “Proxy Statement” shall have the meaning specified in Section 2.24.

Recommendation.  “Recommendation” shall have the meaning specified in Section 2.19.

Release.  As used in Section 2.16 “Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into, or migrating through, the environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any hazardous substance or pollutant or contaminant).

Representatives.  “Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

Required Company Stockholder Vote.  “Required Company Stockholder Vote” shall have the meaning specified in Section 2.20.

Required Financial Information.  “Required Financial Information” shall have the meaning specified in Section 5.9(iv).

Reverse Termination Fee.  “Reverse Termination Fee” shall have the meaning specified in Section 8.3(d).

Sarbanes-Oxley Act.  “Sarbanes-Oxley Act” shall have the meaning specified in Section 2.6.

SEC.  “SEC” shall have the meaning specified in Section 2.4(a).

Securities Act.  “Securities Act” shall mean the Securities Act of 1933, as amended.

Shares.  “Shares” shall have the meaning specified in Section 1.5(a).

Solicitation Period End-Date. “Solicitation Period End-Date” means 11:59 p.m., Eastern time, on the date that is 45 days after the date of this Agreement.

Special Committee.  “Special Committee” shall have the meaning specified in Recital A of this Agreement.

Superior Proposal.  “Superior Proposal” means any bona fide written Takeover Proposal, which proposal did not result from a breach of Section 4.3, (a) on terms which the Special Committee determines in its good faith judgment, taking into account this Agreement and the Takeover Proposal in their entirety, including the contingencies, terms and conditions of the Takeover Proposal and this Agreement, any break-up fees, conditions to Closing and legal, timing, financial and regulatory aspects (having considered, among other things, the advice of its financial advisors and outside counsel) (i) would, if consummated, result in a transaction that is more favorable from a financial point of view to the Company’s stockholders than the transactions contemplated by this Agreement and (ii) is reasonably capable of being consummated and (b) if such Takeover Proposal is for a cash transaction, in respect of which fully committed financing has been obtained.

Surviving Corporation.  “Surviving Corporation” shall have the meaning specified in Section 1.1.

Takeover Laws.  “Takeover Laws” shall have the meaning specified in Section 2.19.

Takeover Proposal.  “Takeover Proposal” shall mean any bona fide proposal or offer from any Person or group (other than the Parents or their Affiliates or their respective representatives) which is structured to permit such Person or group to acquire beneficial ownership of at least 50% of the assets of, equity interest in, or business of, the Company and the Company Subsidiaries (other than an acquisition of assets of the Company or any Company Subsidiary in the ordinary course of business or as permitted under the terms of this Agreement), whether pursuant to a merger, consolidation or other business combination, sale of share of capital stock, sale of assets, tender offer or exchange offer or otherwise, including any single step or multi-step transaction or series of related transactions, other than the transactions contemplated by this Agreement.

Taxes.  “Taxes” (and any variation thereof) shall mean (i) any and all federal , state, local and foreign taxes, levies, assessments, impositions and other governmental charges including taxes based upon or measured by gross receipts, income, profits, sales, use and occupancy, value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise and property taxes, and social security charges (including all health, unemployment and pension insurance), together with all interest, penalties and additions imposed with respect to such amounts, and (ii) any liability for the  payment of any such amounts as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or as a result of any obligation under any agreement or arrangement with another Person with respect to such amounts and including any liability of a predecessor entity.

Tax Returns.  “Tax Returns” shall mean all required federal, state, local, and foreign returns (including information returns), forms, notices, reports and statements (including any and all schedules and attachments thereto) relating to any and all Taxes concerning or attributable to the Company or to any Company Subsidiary or the operations or business of any of them.

Termination Fee.  “Termination Fee” shall have the meaning specified in Section 8.3(a).

Trademarks.  “Trademarks” shall mean trademarks, service marks, designs, logos, trade dress, and trade styles, whether or not registered, and all pending applications for registration of same.

Unaudited Balance Sheet.  “Unaudited Balance Sheet” shall have the meaning specified in Section 2.4(c).

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